2007 Annual Report



Abbott
A Promise for Life

Abbott is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritional products for children and adults, and medical products, including devices, diagnostic tests and instruments. The company employs more than 68,000 people and markets its products in more than 130 countries.

ON THE COVER:
Abbott Prism — Arden Cantwell, San Antonio, Texas

Swimming is a big part of 5-year-old Arden Cantwell's life. Unfortunately, so is cancer. As part of Arden's ongoing treatment, she needs regular blood transfusions. With its unique automated processing technology, *Abbott Prism* ensures the safety of her donated blood, allowing Arden to enjoy her swimming lessons.

Miles D. White / Chairman of the Board and Chief Executive Officer

Miles White photographed in Shanghai, China. With its rapidly growing economy, China represents one of several emerging markets where Abbott is expanding its global presence.



Dear Fellow Shareholder: 2007 was an outstanding year for Abbott as we delivered strong growth across our broad mix of leading health care businesses. Together, these businesses provide our company — and our investors — with a diverse mix of cash flows and multiple sources of profitable growth. Our strength is our balance. With each goal we achieve, we build further on this balance, positioning Abbott for sustained, double-digit performance in the years ahead.

Sales by Business Group*
(dollars in billions)


$20.0
$22.3
$25.9
Pharmaceuticals
Nutritional and Medical Products
$8.6
$10.1
$11.3
2005
2006
2007

We strive to balance our portfolio among businesses, as well as geographies. In 2007, for the first time, revenues outside the United States exceeded those within.

Sales by Geography*
(dollars in billions)


$20.0
$22.3
$25.9
U.S. Sales
International Sales
$9.9
$10.9
$13.0
2005
2006
2007

When we look at the uncertainty of the global economic environment, we see challenges for most companies across virtually every market sector. Nonetheless, we see Abbott becoming stronger and more successful as we continue to shape it around three main defining attributes: today, our company is balanced, global and strong.

This broad base of technological expertise and market strength provides Abbott a wealth of opportunity that distributes our growth across a number of different sectors — and that allows us to sustain the quality of our performance. Longer term, our goal remains a balanced mix of sales among our broad base of businesses.

BALANCED

The diverse mix of our business portfolio is our core strength and Abbott's greatest differentiator. It's the foundation of our stability, and it provides us the opportunity for sustained growth across our four major business groups: pharmaceuticals, nutritional products, diagnostics and medical devices.

We've chosen to compete in attractive health care businesses, where our science can have the greatest impact on patients' lives and where we have strong commercial positions. We've aligned our commitments with society's most pressing health care needs. In doing so, we're addressing pervasive, high-priority health conditions through multiple technologies and approaches.

For instance, Abbott helps patients and physicians treat heart disease through all of its major businesses: we are a leader in testing to identify cardiovascular conditions, in pharmaceutical treatments to improve patients' cardiovascular health, in nutritional products that help to improve cardiovascular status and in stents to relieve acute vascular conditions by reopening blocked arteries. We provide similarly balanced arrays of products to address other high-priority public health challenges, such as diabetes and HIV.

GLOBAL

We strive to balance our portfolio among businesses, as well as geographically. Abbott has long been an international business; today, we are truly a global company. While the United States is still by far our largest single national market, it no longer accounts for the majority of our total sales, as it had since the company's founding. In 2007, for the first time ever, our revenues outside the United States slightly exceeded those within.

While we expect the United States to remain an important market for many years to come, we also recognize that, with the rise of major new market economies, such as China, India, Russia and Latin America, the rest of the world will play a much larger role than ever before in our future growth. Consequently, we are building our business around the world to capture the continued emergence of new international markets.

Separating our international nutritional products and pharmaceuticals businesses into distinct, focused organizations has paid significant dividends. Both businesses have grown stronger apart than they did previously as a single, multiline division. In 2007, our international pharmaceuticals business delivered sales growth of nearly 17 percent, and our international nutritional products business grew more than 18 percent.

*Sales excluding Boehringer Ingelheim products. For sales including these products, see page 74.



To meet future market demand, Abbott invested in a state-of-the-art biologics facility in Puerto Rico (left) and a nutrition manufacturing plant in Singapore to support its growing international nutritional products business.


Similac
Advance
培乐

We've seen similar results with medical products, where Abbott Diabetes Care achieved revenue growth of 18 percent internationally. In addition, most of our diagnostics sales are outside the United States and performing well in emerging markets. Achieving this kind of international growth is a priority in all our major businesses. As rapid population growth in emerging economies increases demand for health care products, we see significant long-term opportunities around the world.

STRONG

Of course, our breadth is an advantage only because of the strength across our businesses. Abbott is a major player with promising opportunities in every market in which we participate.

Pharmaceuticals

In 2007, *Humira*, our treatment for a variety of autoimmune diseases, became Abbott's most successful product in our history. It was approved for the treatment of Crohn's disease and quickly captured 30 percent of the U.S. market. Since February, we've launched *Humira* for the treatment of psoriasis in both Europe and the United States, as well as for juvenile rheumatoid arthritis in the United States. We continue to develop *Humira* for ulcerative colitis. To keep up with *Humira's* growth and expected demand, last year, we completed construction of our largest capital investment ever, the state-of-the-art Abbott biotechnology manufacturing plant in Puerto Rico.

With our rapid integration of Kos Pharmaceuticals in 2007, we established Abbott as a significant player in the lipid management market. The addition of the Kos portfolio, particularly *Niaspan*, the leading product for raising HDL, or good cholesterol, complements the position we'd built with *TriCor*, our treatment for patients with high triglycerides. With our strong lipid pipeline, we expect to sustain the growth of this franchise in one of the world's largest health care marketplaces.

Nutritional Products

Our U.S. nutritional products business, of course, is a long-time leader. We're finding new ways to meet consumer needs with a renewed emphasis on product innovation, with products such as *Similac Sensitive* and *NutriPals* fruit bars. This is in addition to our strong international performance, perhaps best characterized by our second consecutive year of rapid growth in major Asian markets. To meet this surging regional demand, we are building a new production facility in Singapore that will come online in 2009.

Medical Products

In 2007, our medical products businesses grew double digits, with significant contributions to sales from our vascular business and nearly double-digit growth in our diabetes care business, driven largely by the success of our more convenient *FreeStyle Lite* meter, which is steadily gaining new user share.

After a late 2006 launch of our *Xience V* drug-eluting stent in Europe, we saw excellent acceptance and share gains throughout 2007. In November, the U.S. Food and Drug Administration (FDA) Circulatory System Devices Advisory Panel recommended approval in the United States, which we anticipate this year.

Our diagnostics business introduced new instruments and assays, and is growing faster than its market worldwide. Our molecular diagnostics unit grew sales significantly faster than its market in 2007, thanks to the successful launch of our *m2000* system in Europe and the United States.

Abbott Science

The key to our strength in all of these markets is the quality of our products and of the scientific advances they provide. We carefully shape our considerable investment in research and development around what patients and health care professionals need. Our scientists and engineers are performing distinguished and distinguishing work, providing major advances across the spectrum of care.

We've made refinements to our pharmaceutical discovery process that are enhancing our productivity and delivering compounds that have breakthrough potential. We're doing highly innovative work in neuroscience, where we've developed compounds that target receptors in the brain that help regulate pain, mood, memory and other neurological functions to address such conditions as attention deficit hyperactivity disorder and Alzheimer's disease. We're also doing leading-edge work in oncology research. The National Cancer Institute and the journal *Nature* have recognized the strength of Abbott's science. In 2007, we also entered into an agreement with Genentech to codevelop two novel, Abbott-discovered cancer therapeutics.

> "With each goal we achieve, we build further on this balance, positioning Abbott for sustained, double-digit performance in the years ahead."

The effectiveness of our science spans our businesses. For example, we're developing next-generation drug-eluting stents, including a new bioabsorbable stent that could represent a significant advance in this area of medicine.

Our Organization

In 2007, Rick Gonzalez, my longtime friend and colleague, retired as Abbott's chief operating officer after an exemplary 30-year career. We thank him for his contributions over the years. With Rick's departure, we realigned our operating structure under four executive vice presidents — of pharmaceuticals, nutritional products, diagnostics and medical devices — reporting directly to me.

EXCELLING

In summary, Abbott is well prepared for its future. We understand the economic and environmental pressures that face companies today. Our confidence in delivering consistent results to our shareholders despite these challenges speaks to our ability to adapt, execute and optimize the many opportunities that our mix of businesses provides.

> "We are ambitious, ready and determined to continue capturing the vast array of opportunities before us."

Business diversity alone is not enough. It's the nature of Abbott's business diversity that sets us apart. We have chosen to participate in businesses with a high degree of relevance for the future of medicine, where technological and scientific superiority can advance the state of care and provide competitive advantage. As a result, we are ambitious, ready and determined to continue capturing the vast array of opportunities before us.

In 2007, we made Abbott a better and stronger company. Our goal is to do the same this year and every year. By doing so, we'll continue to deliver outstanding performance for the people who rely upon us, including patients, health care professionals and shareholders.

Miles D. White

Chairman of the Board and Chief Executive Officer

March 3, 2008

Balanced • Global • Strong


NDC 0074-4333-02
2 Single-Use
Prefilled Pens
HUMIRA® PEN
(adalimumab)
Xience V
Everolimus Eluting Coronary Stent Syst
NUTRITION

Abbott's strong 2007 results reflect the performance of a **balanced** portfolio of higher growth, innovation-driven businesses that align with current and emerging patient needs worldwide.

Pharmaceuticals

- Anesthesia
- Anti-infectives
- Cardiovascular
- Immunology
- Metabolics
- Neuroscience
- Oncology
- Pain Care
- Renal Care
- Virology

Nutritional Products

- Adult Nutrition
- Healthy Living
- Pediatric Nutrition

Medical Products

- Animal Health
- Diabetes Care
- Diagnostics
- Molecular Diagnostics
- Point of Care
- Spine
- Vascular

Abbott is expanding its **global** presence steadily to maximize the impact its products can have for patients everywhere


Xience V Gains Market Share Outside the United States
State-of-the-Art Biologics Plant Completed
Nutrition Demand Increasing in Emerging Markets
Diabetes Care Sales Growing in South America
HIV Medicine Approved for the Developing World

Following are selected Abbott global events that took place in 2007:

North America

In early 2008, we launched the fifth new disease indication for *Humira* — plaque psoriasis. In 2007, to maintain our biologics leadership, we completed construction of a state-of-the-art manufacturing facility in Puerto Rico for *Humira* and other biologics in our pipeline.

South America

Continued physician and consumer support of the *FreeStyle Mini* blood glucose meter drove strong sales in our diabetes care business. Sales in South America increased more than 20 percent in 2007.

Europe

Abbott's *Xience V* drug-eluting stent continues to gain market share in Europe, Asia and Latin America, as physicians appreciate its deliverability and compelling clinical data. *Xience V* is expected to launch in the United States in 2008.

Africa

Aluvia (also known as *Kaletra*), our HIV protease inhibitor, is now available in a total of 103 countries, including 24 African countries. *Aluvia* does not require refrigeration, a critical step toward improving patient access and care in the developing world.

Asia

Population growth and improving economic conditions are increasing demand for our nutritional products in emerging markets, such as China and Southeast Asia. Abbott is building a new manufacturing facility in Singapore to keep pace with this rapid market expansion.

Built on 120 years of success, Abbott generated another year of strong results in 2007, while, at the same time, investing in its future.

Net Sales Worldwide*
(dollars in billions)


$16.2
$18.1
$20.0
$22.3
$25.9
2003
2004
2005
2006
2007

15.3%
sales growth
in 2007

Cash Dividends per Share
(dollars per share)


$.98
$1.04
$1.10
$1.18
$1.30
2003
2004
2005
2006
2007

$13 billion
in international sales
in 2007

R&D Investment
(dollars in billions)


$1.6
$1.7
$1.8
$2.3
$2.5
2003
2004
2005
2006
2007

Sales by Major Operating Segment**
(dollars in billions)


Nutritional Products
$4.4
Diagnostics
$3.2
Medical Devices
$3.1
Pharmaceuticals
$14.6

*Sales excluding Boehringer Ingelheim products. For sales including these products, see page 74.
**Excludes $0.6 billion of other sales.

Abbott is investing to discover and develop new technologies and treatments across a broad spectrum of important, rapidly growing areas of medical need.

R&D FOCUS > VASCULAR

A Next-Generation Drug-Eluting Stent



Abbott is the only company with a bioabsorbable drug-eluting coronary stent in human clinical trials. Made of polylactic acid, our bioabsorbable stent is designed to restore blood flow in clogged arteries and then be fully absorbed by the body.

R&D FOCUS > IMMUNOLOGY

ABT-874: A Promising Biologic



In addition to new indications for *Humira*, we're advancing new biologics for autoimmune diseases, such as ABT-874, which is in late-stage development for psoriasis and Crohn's disease.



R&D FOCUS > DIABETES CARE

Accurate, Convenient Monitoring

Abbott scientists are designing devices for patients to monitor diabetes more accurately and easily. This builds on our established presence in blood glucose monitoring to help a diabetes population expected to nearly double by 2030.

R&D FOCUS > CARDIOVASCULAR

Advancing Lipid Management

Abbott is developing promising drug-combination lipid therapies, recently receiving U.S. FDA approval for *Simcor,* which addresses LDL (bad cholesterol) and HDL (good cholesterol) in a single pill. ABT-335, our next-generation fenofibrate, is in development as both a stand-alone and combination therapy.

R&D FOCUS > MOLECULAR DIAGNOSTICS

Personalizing Medicine

We are advancing the detection and treatment of cancer, HIV and other serious diseases with the development of more sensitive molecular tests that can improve patient care through pharmacogenomics: predicting which patients are likely to benefit the most from a specific treatment option.

R&D FOCUS > ONCOLOGY

A Promising Cancer Pipeline



Abbott scientists are pursuing breakthrough research focused on unique, targeted, less-toxic treatments that inhibit tumor growth and improve the response to common cancer therapies, such as radiation and chemotherapy.

R&D FOCUS > NEUROSCIENCE

New Hope for Alzheimer's, ADHD and Pain



Abbott is at the forefront of new treatments for Alzheimer's disease, attention deficit hyperactivity disorder (ADHD) and pain that have the potential to improve disease management. Abbott has also submitted for U.S. FDA approval a new controlled-release formulation of *Vicodin* for pain.

R&D FOCUS > INFECTIOUS DISEASES

Cutting-Edge Hepatitis C Research



Abbott scientists are conducting early-stage research to develop drugs that directly block the hepatitis C virus, which affects more than 170 million people worldwide. These compounds have the potential to improve clinical treatment and tolerability.

2007 was a year in which [illegible] delivered strong performance and maintained leadership positions across all businesses, reaching a number of important milestones.

FIRST HALF 2007

Launched a new *Niaspan* tablet, the leading medication for boosting HDL, or good cholesterol.

NIASPAN®
niacin EXTENDED-RELEASE TABLETS

Submitted *Humira* for global regulatory approval for psoriasis — the fifth new *Humira* disease indication. Launched *Humira* for Crohn's disease. Achieved more than $3 billion in worldwide *Humira* sales in 2007.

HUMIRA®
adalimumab

Launched the *FreeStyle Lite* blood glucose monitoring system, which has automated calibration, making it easier for patients to test quickly.

FreeStyle Lite™
Blood Glucose Monitoring System

Submitted a new drug application to the U.S. FDA for

Simcor,

a fixed-dose combination of *Niaspan* and simvastatin that targets both good and bad cholesterol in a single pill.

SECOND HALF 2007

Gained market share in Europe, Asia and Latin America with *Xience V*, our drug-eluting stent, which demonstrated superiority over the most widely used drug-eluting stent in reducing vessel renarrowing.

Xience™ V

Introduced *PediaSure NutriPals* fruit bars, the only children's snack bar with one serving of fruit in every bar.

PediaSure NutriPals™
Balanced Nutrition Snacks

Submitted a record number of major new products for regulatory approval in 2007, including

ABT-335,

our next-generation fenofibrate, and controlled-release

Vicodin

for pain.

Achieved

double-digit

sales growth across pharmaceuticals, medical products and international nutritional products in 2007.

Pharmaceuticals • Abbott is advancing science to develop effective treatments that can make a difference in patients' lives. We also continue to pursue new therapeutic indications for existing medications that offer physicians and patients important treatment options.


NIASPAN
TriCor
145 mg
ZEMPLAR
Kaletra

Niaspan	Synthroid	TriCor	Zemplar	Kaletra / Aluvia
for cholesterol and triglycerides	for thyroid disease	for triglycerides and cholesterol	for chronic kidney disease	for HIV

Fiona Kilty
Dublin, Ireland

Crohn's disease severely affected Fiona Kilty's health and her food choices. *Humira* has helped Fiona manage her disease, reducing her symptoms and the unpredictability of her daily life.

Humira


HUMIRA PEN
(adalimumab)





Pharmaceuticals / Year in Review

PHARMACEUTICALS: ANOTHER STRONG YEAR

In 2007, we achieved several important milestones in our pharmaceuticals business. *Humira*, our flagship biologic to treat autoimmune diseases, achieved record sales of more than $3 billion, reflecting its successful launch for Crohn's disease. We enhanced our emerging lipid franchise with a new *Niaspan* tablet and the submission of two more cholesterol compounds for approval. And we advanced several therapies in our early- and late-stage pipeline, including a regulatory submission for controlled-release *Vicodin*.

IMMUNOLOGY: BRINGING MORE OPTIONS TO PATIENTS

Humira is Abbott's biologic for the treatment of rheumatoid arthritis (RA), plaque psoriasis, Crohn's disease, psoriatic arthritis and ankylosing spondylitis — autoimmune disorders in which a human protein, tumor necrosis factor (TNF), plays a role in disease activity. *Humira* is a fully human monoclonal antibody that blocks TNF, reducing inflammation.

Following the 2007 introduction of *Humira* for Crohn's disease, a chronic inflammatory disease of the intestines, we launched our fifth and sixth *Humira* disease indications — psoriasis and juvenile RA — in early 2008. Moderate to severe plaque psoriasis, characterized by very dry, scaly areas of skin, affects 125 million people worldwide. In clinical trials, nearly 75 percent of patients treated with *Humira* achieved a significant reduction in psoriasis symptoms.

In addition, *Humira* treats RA, a painful joint disease that afflicts more than 5 million people worldwide; psoriatic arthritis, characterized by arthritis and psoriatic skin disease; and ankylosing spondylitis, an inflammation of the spine that can result in extreme physical limitation. *Humira* is also in development for ulcerative colitis, inflammation of the large intestine. With its efficacy in multiple autoimmune diseases in a single, well-established product, *Humira* will continue to bring relief to thousands of patients for years to come.

Beyond *Humira*, we advanced our next-generation biologic, ABT-874, in late-stage development for Crohn's disease and psoriasis. ABT-874 is a fully human monoclonal antibody designed to


Kaletra


Kaletra

Rodolfo Troya Zuñiga
Quito, Ecuador

Rodolfo Troya Zuñiga's recent switch to the tablet formulation of *Kaletra* was an improvement that allowed him to simplify his HIV treatment regimen.

Pharmaceuticals / Year in Review

target and neutralize interleukin-12 (IL-12) and interleukin-23 (IL-23), two proteins that regulate inflammatory response. Phase II psoriasis results demonstrated that more than 90 percent of patients treated with ABT-874 achieved a significant reduction in their disease — results previously thought to be unattainable.

CARDIOVASCULAR: A COMPREHENSIVE APPROACH TO LIPID MANAGEMENT

Abbott's cardiovascular product portfolio and pipeline address the three lipid parameters that contribute to cardiovascular disease: high triglycerides, low HDL (good cholesterol) and high LDL (bad cholesterol). By 2010, Abbott's growing cholesterol franchise has the potential to include five unique patient therapies in the largest U.S. pharmaceutical market.

TriCor, our fenofibrate, continues to be an excellent therapy for lowering triglycerides, and in 2007, we launched a new tablet formulation of *Niaspan*, the leading therapy for raising HDL. Low HDL is recognized as an independent risk factor for heart disease.

In our cardiovascular pipeline, we are building on the success of *TriCor* with ABT-335, our next-generation fenofibrate, submitted for U.S. FDA approval in 2007. And through our collaboration with AstraZeneca, we are codeveloping a single-pill, fixed-dose combination therapy of AstraZeneca's Crestor and ABT-335, which targets all three blood lipids. During 2007, we also submitted *Simcor* for U.S. FDA approval and received approval in early 2008. *Simcor* is a fixed-dose combination of *Niaspan* and simvastatin that addresses both HDL and LDL.

VIROLOGY: CONTINUED LEADERSHIP IN HIV TREATMENT

Kaletra remains a leading protease inhibitor for HIV. Today, HIV can be treated as a chronic disease, making long-term viral suppression, tolerability and convenience important for patient success. *Kaletra* has robust resistance data, which indicates a low level of resistance for patients new to therapy. This is important because resistance — when the virus is no longer sensitive to a drug — is the leading cause of HIV treatment failure. In 2007, Abbott launched a new, lower-strength *Kaletra* tablet, which is also suitable for use in children with HIV.

ABBOTT SCIENCE: BREADTH, DEPTH AND PROMISE

In addition to advancing a number of *Humira* indications and cholesterol compounds in our late-stage pipeline, we moved forward several innovative therapies in pain management, neuroscience, oncology, infectious diseases and asthma.

Pharmaceuticals: Growth Drivers

A broad-based approach to high-growth markets

TriCor


TriCor
145 mg
TriCor

With annual sales of more than $1 billion, *TriCor* is the market-leading fibrate for reducing high triglycerides.

Humira


HUMIRA PEN
(adalimumab)

Since its 2003 launch, *Humira* has been approved for six disease indications and has grown to more than $3 billion in annual sales.

Niaspan


NIASPAN
1000
NIASPAN

With a new, improved tablet formulation, *Niaspan* is the leading medication for boosting HDL — the good cholesterol.

Pharmaceutical Sales*
(dollars in billions)


$9.3
$10.3
$11.4
$12.2
$14.6
2003
2004
2005
2006
2007

Abbott is well positioned with several products in large and growing markets, as well as with a productive pipeline, which will continue to drive future growth.

*Pharmaceutical sales exclude Boehringer Ingelheim products. Including these products, pharmaceutical sales in 2003, 2004, 2005, 2006 and 2007 were $1[illegible].4, $1[illegible].8, $1[illegible].1, $1[illegible] and $14.6.

Pharmaceuticals / Year in Review

More than 75 million Americans suffer from chronic or acute pain. In 2007, we submitted for regulatory review a more convenient controlled-release form of our branded pain medication, *Vicodin*, to provide a longer duration of pain relief for the management of moderate to moderately severe pain. Abbott scientists are also on the forefront of new therapeutic approaches to treating cognitive disorders, such as Alzheimer's disease and attention deficit hyperactivity disorder (ADHD). This includes leading research targeting neuronal nicotinic receptors, which play a role in regulating pain, mood, memory and other neurological functions.

In oncology, Abbott scientists are researching a number of cutting-edge treatments to fight cancer. In 2007, Abbott partnered with Genentech to collaborate on the development and commercialization of two Abbott compounds. This includes ABT-263, a Bcl-2 family protein antagonist, designed to restore apoptosis (the natural process of cell death often inhibited in cancer cells) and kill certain cancer cell types, such as lymphomas. Another compound, a multitargeted kinase inhibitor, is designed to disrupt blood flow to tumors, inhibiting the progression of cancer. Outside this collaboration, we continue development of additional oncology therapies, including ABT-869, a PARP (Poly (ADP-ribose) polymerase) inhibitor, which prevents DNA repair in cancer cells, enhancing the effectiveness of current therapies, such as radiation.

We are conducting early-stage research in infectious diseases, including a partnership with Enanta Pharmaceuticals Inc. to develop protease inhibitors for the treatment of hepatitis C, which affects more than 170 million people worldwide.

In addition, Abbott is researching Flutiform, in late-stage development for asthma.

TAP, our joint venture with Takeda Pharmaceutical Company Ltd., submitted for U.S. FDA approval TAK-390MR for the treatment of acid-related disorders. TAP is continuing the development of febuxostat, a treatment for gout. Regulatory submission is expected in 2008.

Brian Kerwin
New York, New York

Brian Kerwin, a professional actor, put a spotlight on controlling his cholesterol and improving his overall health. He relies on *Niaspan*, the leading therapy for raising HDL.

Niaspan


NIASPAN®



Nutritional Products • Abbott offers some of the world's most trusted brands of pediatric nutrition, adult nutrition, performance nutrition and nutritious snack products, including *Similac Advance, PediaSure, Ensure, EAS* and *NutriPals*. We also provide specially formulated medical nutritional products for patients with unique dietary needs due to illness or injury.


Similac
Sensitive
Ensure
ZONE Perfect
EAS
EDGE
Myoplex
Pediatric Nutrition
Adult Nutrition
Healthy Living

Tran Quoc Minh Quan
Ho Chi Minh City, Vietnam

For Tran Quoc Minh Quan, an energetic 5-year-old, Abbott's *Grow Advance*, a nutritional supplement for children, delivers important nutrients that enhance his daily diet.

Grow Advance







Nutritional Products / Year in Review

NUTRITIONAL PRODUCTS: BUILDING OUR GLOBAL FRANCHISE

In 2007, we further strengthened our sales and marketing efforts for nutritional products in rapidly growing international markets, such as Latin America and Asia. In the United States, we introduced a number of new products, including *Glucerna* cereal, *PediaSure NutriPals* fruit bars and *Similac Sensitive* infant formula.

INTERNATIONAL NUTRITION: GROWTH IN EMERGING MARKETS

Improving economies and population growth in emerging markets, such as China, Southeast Asia and Latin America are driving increased demand for nutritional products. As personal incomes increase, parents seek better nutrition for their children and families. As a result, sales of pediatric nutritional products — such as *Similac Advance* infant formula, *Gain Advance* follow-on formula for older infants and *PediaSure* formula for picky eaters — have increased significantly in recent years. Sales of Abbott nutritional products outside the United States grew more than 18 percent in 2007.

We anticipate these trends to continue and have focused our business to address these changing dynamics. We have realigned product research and development, enhanced our focus on innovation and made a number of manufacturing and distribution improvements. In 2009, we will open a new, state-of-the-art manufacturing facility in Singapore that will help us meet growing consumer demand for our pediatric nutritional products in Asia.

In our adult nutrition business, we introduced in Asia a new heart-healthy formulation of *Ensure*, a leading adult nutritional product that provides a source of complete, balanced nutrition. The new formula is low in saturated fat and cholesterol, and its non-trans-fat formula adheres to the latest dietary standards of the American Heart Association.


EAS
Myoplex


Myoplex

William Johnson
Columbus, Ohio

At 45, William Johnson is enjoying a new, healthier lifestyle. He credits *EAS Myoplex* products for helping him achieve and maintain his fitness goals.

Nutritional Products / Year in Review

U.S. NUTRITION: EXPANDING OUR PRODUCT PORTFOLIO

In the multi-billion-dollar U.S. nutrition market, we continue to launch new and improved products to better meet the changing needs of consumers and health care professionals.

Abbott expanded its *Similac* infant formula product line, adding *Similac Sensitive* for babies with tolerance issues and *Similac Go & Grow*, designed for older babies and toddlers, ages 9 to 24 months. Our widely recognized *Similac* product line also includes *Similac Organic*, the first certified organic infant formula from a major-brand manufacturer.

We also launched *PediaSure NutriPals* fruit bars, the only children's snack bar made with one serving of real fruit in every bar. *NutriPals* fruit bars contain nine times more fruit than the leading cereal bar. In addition to fruit bars, Abbott markets *NutriPals* balanced nutrition bars and *NutriPals* shakes, which have less sugar than the leading yogurt drinks.

A leader in the adult nutrition and healthy snack segment, we market a number of products designed for active adults seeking convenient, balanced nutrition. Our *Ensure, ZonePerfect, EAS Myoplex* and *EAS AdvantEdge* brands all offer a variety of snack and meal options.

For years, Abbott has been dedicated to developing specialized nutrition products for people with diabetes. In 2007, we expanded our *Glucerna* product line to include several new, consumer-friendly forms and flavors. We introduced *Glucerna* cereal, *Glucerna* mini-snack bars and *Glucerna* snack shakes. We also refined the *Glucerna* shake formulation, adding new ingredients that help consumers better prevent blood sugar spikes and actively manage their diabetes. In addition, we packaged it in a consumer-friendly reclosable plastic bottle. All of the *Glucerna* products meet American Diabetes Association nutrition recommendations for protein, saturated fat, trans fat and all types of carbohydrates.

In the medical nutrition segment, Abbott also markets *Juven,* a therapeutic nutrition drink mix designed for patients recovering from illness or surgery. *Juven* has been clinically shown to help certain patients maintain lean body mass. In addition, *Oxepa,* a nutrition therapy for critically ill patients with inflammatory lung conditions, has been clinically shown to significantly reduce the risk of mortality in these patients.

Nutritional Products Growth Drivers

U.S. Pediatric Nutrition



Similac
Go & Grow
Similac
Similac
Organic

Abbott is launching new and improved products for infants and toddlers, expanding its presence in the multi-billion-dollar U.S. nutritional market.

Adult Nutrition



Ensure
Ensure
meal bar

With trusted brands, such as *Ensure* and *Glucerna*, Abbott holds the number-one position in 8 of the top 10 adult nutrition markets.

International Nutrition



Similac
Advance

Emerging economies are increasing demand for Abbott nutritional products, especially in China, where sales grew 50 percent in 2007.

Nutritional Products Sales



Medical Products • Abbott is an innovative leader in the fast-paced, high-growth medical technology space. Our medical products are advancing disease diagnosis, diabetes management and the treatment of vascular disease.



Diabetes Care



Molecular Diagnostics



Diagnostics



Vascular

Mary Ellen Tanaro Davis
Bowling Green, Kentucky

When Mary Ellen Tanaro Davis suffered complications following the birth of her son, an *i-STAT* test provided a rapid diagnosis at her bedside. Medical professionals made quick treatment decisions that helped her to return to music, one of her passions.

i-STAT







Medical Products / Year in Review

MEDICAL PRODUCTS: BUILDING ON INNOVATION

In 2007, our medical products business introduced new products and advanced a pipeline of promising technologies in high-growth, technology-driven markets. Most notably, we submitted our next-generation drug-eluting stent, *Xience V*, for U.S. regulatory approval.

VASCULAR: EXPANDING OUR PRESENCE

Abbott's leadership position encompasses three distinct vascular segments — coronary, endovascular and vessel closure. In 2007, we submitted *Xience V*, our drug-eluting stent, for U.S. FDA approval and expect to launch in 2008. *Xience V* is the first and only drug-eluting coronary stent to be submitted for U.S. FDA approval with data demonstrating superiority in reducing vessel renarrowing over the most widely used drug-eluting stent on the market today. We continue to make progress with the international launch of *Xience V*, as physicians have recognized its safety, world-class deliverability and unprecedented efficacy.

Drug-eluting stents are tiny metal scaffolds placed in diseased arteries to keep them open and reestablish blood flow — a treatment alternative to open-heart surgery. *Xience V* features Abbott's market-leading *Multi-Link Vision* coronary stent platform and everolimus, a drug that reduces tissue growth. Beyond *Xience V*, Abbott is developing additional next-generation technologies, such as a bioabsorbable drug-eluting stent, which could address clinical challenges that still exist.

Abbott's endovascular business offers a portfolio of carotid stents, embolic protection devices, balloons, wires and vessel closure devices. Carotid stenting is a less-invasive alternative to surgery for patients at risk of stroke from a partially blocked carotid artery, the major blood vessel in the neck that supplies blood to the brain. Our *Xact* and *RX AccuLink* stents are the most widely used devices to treat diseased carotid arteries in the United States.

As a pioneer in closure technologies, Abbott offers products designed to facilitate secure closure of the vascular access site following catheterizations. In 2008, we expect to launch a next-generation *StarClose* device, our novel clip-based technology that closes the femoral artery securely in a matter of seconds.


Xience V
RX

Xience V

Parminder Swarup
New Delhi, India

The diagnosis of a heart condition was a shock to Parminder Swarup. Her doctor treated her with *Xience V*, featuring the latest technology in drug-eluting stents, unclogging her artery and relieving her chest pain.

Medical Products / Year in Review

DIABETES CARE: INNOVATING TO IMPROVE DISEASE MANAGEMENT

Abbott is building its presence in the large and growing blood glucose monitoring market by continuing to introduce systems that are easier to use, require smaller blood samples and provide faster results.

In 2007, Abbott launched *FreeStyle Lite*, a new blood glucose monitoring system that improves patient convenience by eliminating manual calibration required by most meters. In Europe, we launched *FreeStyle Freedom Lite*, our second meter with automated calibration. Both meters return a fast, accurate reading and require the world's smallest blood sample. We anticipate U.S. approval in 2008.

We received European regulatory approval for the *FreeStyle Navigator* continuous glucose monitoring system and expect U.S. approval in 2008. The *FreeStyle Navigator* measures glucose levels once per minute, 24 hours a day, using a sensor worn on the body that wirelessly transmits readings to a pagerlike device kept in a pocket or purse.

Currently in development is a fully integrated blood glucose monitoring system that combines a glucose meter, test strips and lancing capabilities in one device, enabling simple point-and-click testing.

DIAGNOSTICS: A LEADER'S PRESENCE WORLDWIDE

With nearly 70,000 customers in more than 100 countries, Abbott is a global leader in *in vitro* diagnostics. We continue to transform the practice of medical diagnostics through innovative, automated systems that lower costs and improve patient care. The largest and fastest-growing segment of our business is outside the United States, where we're seeing rapid uptake of our systems in emerging markets and Japan.

In 2007, we launched the *Architect c16000*, our large-volume chemistry analyzer, and the *Architect ci16200*, which consolidates both immunoassay and clinical chemistry testing. Both systems will better meet the needs of our large-volume laboratory customers by processing more tests, faster. We expanded the *Architect* menu of assays, including an additional test for hepatitis B. We are also developing an immunoassay analyzer to serve the needs of smaller-volume labs.

Abbott is also the worldwide leader in blood screening. The *Abbott Prism* blood analyzer is used in more than 30 countries — nearly half of which use the system to screen 100 percent of their blood donations.

POINT OF CARE: FASTER DIAGNOSIS, BETTER CARE

Our *i-STAT* point-of-care system provides physicians with the information they need to make life-saving decisions in the intensive and acute care settings of the hospital. Our broad point-of-care portfolio features key tests for cardiac diagnosis and routine diagnostic assessments, including our *i-STAT Chem8+* test, which combines eight tests from the most commonly requested chemistry panel on a single cartridge. The U.S. FDA granted our *Chem8+* test expanded availability for use in doctors' offices and clinics after it was deemed simple and accurate enough for use beyond the hospital setting.

Medical Products Growth Drivers

Vascular


Xience V
RX
3.0 18

Our emerging vascular business, including the *Xience V* drug-eluting stent, continues to offer the opportunity for significant sales growth.

Diabetes Care


FreeStyle Lite
FreeStyle FREEDOM Lite
m
c
m
c

With a pipeline of new products, Abbott is focusing on promising new treatments for the management of diabetes.

Point of Care


i-STAT
CHEM8
i-STAT
BNP
i-STAT
cTnI

Our *i-STAT* point-of-care system provides fast test results at the patient's bedside, which may help physicians make quicker treatment decisions.

Medical Products Sales



Medical Products / Year in Review

MOLECULAR DIAGNOSTICS: ADVANCING TECHNOLOGY TO IMPROVE PATIENT OUTCOMES

Molecular diagnostics – the analysis of DNA, RNA and proteins at the molecular level – is a relatively new and fast-growing market. Our tests provide physicians with critical information based on changes in patients' genes and highly accurate detection of viruses and bacteria, allowing for earlier diagnosis, selection of appropriate therapies and monitoring of disease progression.

Abbott's product portfolio includes the *m2000*, an automated instrument for molecular testing based on real-time PCR (polymerase chain reaction) technology. In 2007, we launched the *m2000* in the United States with a test for HIV. In Europe, we market the *m2000* with a complete menu of infectious disease assays.

We continue to actively explore opportunities in the area of pharmacogenomics – the practice of identifying which patients are likely to benefit the most from a specific treatment option. For example, our *PathVysion* HER-2 assay is a DNA-based test that identifies which patients are likely to benefit from Herceptin, a targeted breast cancer therapy.

We are also researching molecular diagnostics for several types of cancer and expect to introduce new tests for melanoma and cervical cancer in Europe in 2008.

SPINE: LEVERAGING TECHNICAL EXPERTISE TO IMPROVE QUALITY OF LIFE

Abbott develops innovative devices and implants for the treatment of spinal disorders, traumatic injuries and deformities. This year, we introduced the *Universal Clamp* spinal fixation system, a unique implant designed to treat scoliosis and other spinal conditions.

ANIMAL HEALTH: LEVERAGING OUR EXPERTISE

Abbott is advancing veterinary medicine and bringing value to small-animal veterinarians and pet owners by adapting our strengths in human health. We market the *AlphaTrak Blood Glucose Monitoring System* for cats and dogs, which, based on our *FreeStyle* blood glucose monitoring technology, provides a fast, accurate response with just a tiny blood sample. Our surgical suite product line addresses veterinary needs in anesthesia, fluid therapy and medical devices.

Joe Eldridge and Phil Southerland
Atlanta, Georgia

Joe Eldridge and Phil Southerland used *FreeStyle Lite*, Abbott's new blood glucose meter, in the 2007 Race Across America. Joe and Phil finished first in the race as members of Team Type I, a competitive bicycle racing team composed solely of people with diabetes.

FreeStyle Lite




TEAM TYPE 1
monitored by
FreeStyle
www.team type1.org

Creating Greater Access to Health Care



Ministry of Health and Social Welfare
United Republic of Tanzania
Abbott Fund



Abbott Chairman and CEO Miles White (second from right) dedicated the modernized laboratory in Mt. Meru, Tanzania, along with Dr. Omar Sharrif Chande, medical officer in charge, Mt. Meru Hospital; Hon. Prof. David Mwakyusa, minister of health and social welfare, Tanzania; and Hon. Anna Abdallah, former minister of health, Tanzania. Abbott's improvements have tripled the facility's capacity to serve 4 million people across the region.

Solar power systems installed at Abbott's Temecula, California, site reflect our commitment to a cleaner environment. The 2,000 panels are expected to generate 500 kilowatts of power per year (the energy used annually by 100 average American homes), which will allow us to avoid 1.3 million pounds of carbon dioxide emissions, among other environmental benefits.

Global citizenship at Abbott is about enhancing and deepening the trust of the people we serve and the pride of the people who make our company work. We are committed to doing business in a responsible and sustainable way that brings wide-ranging benefits — health, social, economic — to the communities where we live and work.

Citizenship influences all aspects of Abbott — how we advance business objectives, engage stakeholders, implement policies, apply social investment and philanthropy, and exercise influence to make a productive contribution to society.

Our key research and development contributions have the ability to improve patient care around the world. This includes work we're conducting for treatments to address cancer and hepatitis C, breakthroughs in combination biologics, next-generation drug-eluting stents and advancements in diagnostics.

ADVANCING ACCESS TO HEALTH CARE

In 2007, Abbott and the Abbott Fund invested more than $380 million in grants, patient assistance programs, global product donations, humanitarian support and community programs that benefited millions of patients around the world:

- Donated $144 million in pharmaceuticals and medical products to assist humanitarian programs, medical missions and responses to natural disasters.

- Provided 122,000 U.S. patients with free medicine, medical nutritional products and diabetes care products through the Abbott Patient Assistance Program.

- Formed the Severe Adverse Events Consortium along with the U.S. Food and Drug Administration (FDA), academia and other pharmaceutical companies to identify genetic differences that cause negative responses to medication.

- Introduced a lower-strength *Aluvia* tablet suitable for use in children living with HIV, the first protease inhibitor of its kind approved for pediatric patients. In 2007, children in Uganda became among the first in the world to gain access to the new medicine.

- Announced an initiative with the Tanzanian government to modernize all of the country's regional hospital laboratories. Donated 1 million rapid HIV tests to support the country's national HIV testing program.

- Reduced mortality rates of premature infants by 25 percent in Kosovo through a partnership program with Dartmouth Medical School and AmeriCares.

TAKING ACTION TO PRESERVE THE ENVIRONMENT

Abbott launched significant initiatives to reduce the impact of our operations on the environment and establish aggressive goals for the company:

- Became the first Fortune 500 company to commit to going carbon neutral with our domestic fleet of 6,000 vehicles.

- Adopted a new global energy policy outlining several commitments, including:
  - Achieving a 30 percent reduction in overall CO_2 emissions by 2011.
  - Investing in renewable energy capital projects, or energy sourcing, that produce no CO_2 emissions at major manufacturing locations by 2011.

- Completed construction of a solar power system to produce electricity for parts of the company's vascular plant in Southern California, contributing to cleaner operations.

Based on our citizenship performance, Abbott was named to the Dow Jones Sustainability Index for the third straight year. The index is the leading benchmark of best-in-class economic, environmental and social performance of global companies.

The 2007 Global Citizenship Report details our commitment to innovation as the key to meeting health care needs, protecting the environment and strengthening our global workforce, partnerships and communities. For more details on 2007 performance and on how we plan to continue embedding citizenship thinking and action throughout the company, download the report at www.abbott.com/citizenship.

2007 Financial Report

Consolidated Statement of Earnings

(dollars and shares in thousands except per share data)

Year Ended December 31	2007	2006	2005
Net Sales	$25,914,238	$22,476,322	$22,337,808
Cost of products sold	11,422,046	9,815,147	10,641,111
Research and development	2,505,649	2,255,271	1,821,175
Acquired in-process and collaborations research and development	—	2,014,000	17,131
Selling, general and administrative	7,407,998	6,349,685	5,496,123
Total Operating Cost and Expenses	21,335,693	20,434,103	17,975,540
Operating Earnings	4,578,545	2,042,219	4,362,268
Interest expense	593,142	416,172	241,355
Interest (income)	(136,752)	(123,825)	(87,693)
(Income) from TAP Pharmaceutical Products Inc. joint venture	(498,016)	(475,811)	(441,388)
Net foreign exchange (gain) loss	14,997	28,441	21,804
Other (income) expense, net	135,526	(79,128)	8,270
Earnings Before Taxes	4,469,648	2,276,370	4,619,920
Taxes on Earnings	863,334	559,615	1,247,855
Net Earnings	$ 3,606,314	$ 1,716,755	$ 3,372,065
Basic Earnings Per Common Share	$ 2.34	$ 1.12	$ 2.17
Diluted Earnings Per Common Share	$ 2.31	$ 1.12	$ 2.16
Average Number of Common Shares Outstanding Used for Basic Earnings Per Common Share	1,543,082	1,529,848	1,552,457
Dilutive Common Stock Options and Awards	16,975	6,876	11,646
Average Number of Common Shares Outstanding Plus Dilutive Common Stock Options and Awards	1,560,057	1,536,724	1,564,103
Outstanding Common Stock Options Having No Dilutive Effect	6,406	23,567	22,469

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

(dollars in thousands)

Year Ended December 31	2007	2006	2005
Cash Flow From (Used in) Operating Activities:			
Net earnings	$ 3,606,314	$ 1,716,755	$ 3,372,065
Adjustments to reconcile net earnings to net cash from operating activities —			
Depreciation	1,072,855	983,485	868,808
Amortization of intangible assets	782,031	575,265	490,131
Share-based compensation	429,677	329,957	30,140
Acquired in-process research and development	—	1,927,300	17,131
Investing and financing (gains) losses, net	356,331	277,388	125,328
Trade receivables	(431,846)	(101,781)	(98,216)
Inventories	131,324	104,653	(88,257)
Prepaid expenses and other assets	(418,344)	(283,455)	(406,858)
Trade accounts payable and other liabilities	(82,960)	(183,203)	199,703
Income taxes	(261,539)	(84,275)	537,429
Net Cash From Operating Activities	5,183,843	5,262,089	5,047,404
Cash Flow From (Used in) Investing Activities:			
Acquisitions of businesses and technologies, net of cash acquired	—	(7,923,163)	(295,123)
Acquisitions of property and equipment	(1,656,207)	(1,337,818)	(1,207,493)
Sales of (investment in) Boston Scientific common stock; and (investments in) note receivable and derivative financial instruments	568,437	(2,095,780)	—
Purchases of investment securities	(32,852)	(33,632)	(15,670)
Proceeds from sales of investment securities	17,830	18,476	783,599
Other	(33,485)	(25,712)	14,600
Net Cash (Used in) Investing Activities	(1,136,277)	(11,397,629)	(720,087)
Cash Flow From (Used in) Financing Activities:			
(Repayments of) net proceeds from issuance of short-term debt and other	(3,603,481)	5,183,225	(1,528,180)
Proceeds from issuance of long-term debt	3,500,000	4,000,000	1,851,013
(Repayment) of long-term debt	(441,012)	(3,532,408)	(150,000)
Purchases of common shares	(1,058,793)	(754,502)	(1,302,314)
Proceeds from stock options exercised, including income tax benefit	1,249,804	502,782	223,637
Dividends paid	(1,959,150)	(1,777,170)	(1,686,472)
Net Cash (Used in) From Financing Activities	(2,312,632)	3,621,927	(2,592,316)
Effect of exchange rate changes on cash and cash equivalents	200,258	73,966	(193,954)
Net cash provided by operating activities of discontinued operations of Hospira, Inc.	—	67,152	127,012
Net Increase (Decrease) in Cash and Cash Equivalents	1,935,192	(2,372,495)	1,668,059
Cash and Cash Equivalents, Beginning of Year	521,192	2,893,687	1,225,628
Cash and Cash Equivalents, End of Year	$ 2,456,384	$ 521,192	$ 2,893,687

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Balance Sheet

(dollars in thousands)

December 31	2007	2006	2005
Assets			
Current Assets:			
Cash and cash equivalents	$ 2,456,384	$ 521,192	$ 2,893,687
Investments, including $307,500 of investments measured at fair value at December 31, 2007	364,443	852,243	62,406
Trade receivables, less allowances of — 2007: $258,288; 2006: $215,443; 2005: $203,683	4,946,876	4,231,142	3,576,794
Inventories:			
Finished products	1,677,083	1,338,349	1,203,557
Work in process	681,634	686,425	630,267
Materials	592,725	781,647	708,155
Total inventories	2,951,442	2,806,421	2,541,979
Deferred income taxes	2,109,872	1,716,916	1,248,569
Other prepaid expenses and receivables	1,213,716	1,153,969	1,062,593
Total Current Assets	14,042,733	11,281,883	11,386,028
Investments	1,125,262	1,229,873	134,013
Property and Equipment, at Cost:			
Land	494,021	488,342	370,949
Buildings	3,589,050	3,228,485	2,655,356
Equipment	10,393,402	9,947,503	8,813,517
Construction in progress	1,121,328	737,609	920,599
	15,597,801	14,401,939	12,760,421
Less: accumulated depreciation and amortization	8,079,652	7,455,504	6,757,280
Net Property and Equipment	7,518,149	6,946,435	6,003,141
Intangible Assets, net of amortization	5,720,478	6,403,619	4,741,647
Goodwill	10,128,841	9,449,281	5,219,247
Deferred Income Taxes and Other Assets	1,178,461	867,081	1,657,127
	$39,713,924	$36,178,172	$29,141,203

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Balance Sheet

(dollars in thousands)

December 31	2007	2006	2005
Liabilities and Shareholders' Investment			
Current Liabilities:			
Short-term borrowings	$ 1,827,361	$ 5,305,985	$ 212,447
Trade accounts payable	1,219,529	1,175,590	1,032,516
Salaries, wages and commissions	859,784	807,283	625,254
Other accrued liabilities	3,713,104	3,850,723	2,783,473
Dividends payable	504,540	453,994	423,335
Income taxes payable	80,406	262,344	488,926
Current portion of long-term debt	898,554	95,276	1,849,563
Total Current Liabilities	9,103,278	11,951,195	7,415,514
Long-term Debt	9,487,789	7,009,664	4,571,504
Post-employment Obligations and Other Long-term Liabilities	3,344,317	3,163,127	2,155,837
Deferred Income Taxes	—	—	583,077
Commitments and Contingencies			
Shareholders' Investment:			
Preferred shares, one dollar par value			
Authorized — 1,000,000 shares, none issued	—	—	—
Common shares, without par value			
Authorized — 2,400,000,000 shares			
Issued at stated capital amount —			
Shares: 2007: 1,580,854,677;			
2006: 1,550,590,438; 2005: 1,553,769,958	6,104,102	4,290,929	3,477,460
Common shares held in treasury, at cost —			
Shares: 2007: 30,944,537;			
2006: 13,347,272; 2005: 14,534,979	(1,213,134)	(195,237)	(212,255)
Earnings employed in the business	10,805,809	9,568,728	10,404,568
Accumulated other comprehensive income (loss)	2,081,763	389,766	745,498
Total Shareholders' Investment	17,778,540	14,054,186	14,415,271
	$39,713,924	$36,178,172	$29,141,203

Consolidated Statement of Shareholders' Investment

(dollars in thousands except per share data)

Year Ended December 31	2007	2006	2005
Common Shares:			
Beginning of Year			
Shares: 2007: 1,550,590,438; 2006: 1,553,769,958; 2005: 1,575,147,418	$ 4,290,929	$ 3,477,460	$ 3,189,465
Issued under incentive stock programs			
Shares: 2007: 30,264,239; 2006: 14,456,341; 2005: 8,752,085	1,316,294	526,435	299,329
Tax benefit from option shares and vesting			
of restricted stock awards (no share effect)	163,808	42,062	52,363
Share-based compensation	433,319	337,428	28,731
Issuance of restricted stock awards	(100,248)	(52,392)	(27,125)
Retired - Shares: 2006: 17,635,861; 2005: 30,129,545	—	(40,064)	(65,303)
End of Year			
Shares: 2007: 1,580,854,677; 2006: 1,550,590,438; 2005: 1,553,769,958	$ 6,104,102	$ 4,290,929	$ 3,477,460
Common Shares Held in Treasury:			
Beginning of Year			
Shares: 2007: 13,347,272; 2006: 14,534,979; 2005: 15,123,800	$ (195,237)	$ (212,255)	$ (220,854)
Issued under incentive stock programs			
Shares: 2007: 2,063,123; 2006: 1,197,838; 2005: 588,821	37,080	17,492	8,599
Purchased			
Shares: 2007: 19,660,388; 2006: 10,131	(1,054,977)	(474)	—
End of Year			
Shares: 2007: 30,944,537; 2006: 13,347,272; 2005: 14,534,979	$ (1,213,134)	$ (195,237)	$ (212,255)
Earnings Employed in the Business:			
Beginning of Year	$ 9,568,728	$10,404,568	$10,033,440
Net earnings	3,606,314	1,716,755	3,372,065
Cash dividends declared on common shares			
(per share — 2007: $1.30; 2006: $1.18; 2005: $1.10)	(2,009,696)	(1,807,829)	(1,704,077)
Reclassification resulting from the application of the fair value option			
to Boston Scientific common stock, net of tax	(188,534)	—	—
Cost of common shares retired in excess of stated capital amount	(237,958)	(780,152)	(1,315,397)
Cost of treasury shares issued below market value	66,955	35,386	18,537
End of Year	$10,805,809	$ 9,568,728	$10,404,568
Accumulated Other Comprehensive Income (Loss):			
Beginning of Year	$ 389,766	$ 745,498	$ 1,323,732
Reclassification resulting from the application of the fair value option			
to Boston Scientific common stock, net of tax	181,834	—	—
Beginning of Year, as adjusted	571,600	745,498	1,323,732
Other comprehensive income (loss)	1,510,163	898,266	(578,234)
Adjustment to recognize net actuarial gain (loss)			
and prior service cost as a component of			
accumulated other comprehensive income (loss), net of tax	—	(1,253,998)	—
End of Year	$ 2,081,763	$ 389,766	$ 745,498
Comprehensive Income	$ 5,116,477	$ 2,615,021	$ 2,793,831

The accompanying notes to consolidated financial statements are an integral part of this statement.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Nature of Business — Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products.

Concentration of Risk and Guarantees — Due to the nature of its operations, Abbott is not subject to significant concentration risks relating to customers, products or geographic locations, except that three U.S. wholesalers accounted for 25 percent, 23 percent and 24 percent of trade receivables as of December 31, 2007, 2006 and 2005, respectively. Product warranties are not significant.

Abbott has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Abbott has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which has resulted in Abbott becoming secondarily liable for obligations that Abbott was previously primarily liable. Since Abbott no longer maintains a business relationship with the other parties, Abbott is unable to develop an estimate of the maximum potential amount of future payments, if any, under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events. In connection with the spin-off of Hospira, Inc., Abbott has retained liabilities for taxes on income prior to the spin-off and certain potential liabilities, if any, related to alleged improper pricing practices in connection with federal, state and private reimbursement for certain drugs.

Basis of Consolidation — The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions. The accounts of foreign subsidiaries are consolidated as of November 30, due to the time needed to consolidate these subsidiaries. In December 2005, certain foreign subsidiaries borrowed approximately $1.4 billion. These borrowings and related interest expense have been reflected on the December 31, 2005 Consolidated Balance Sheet and 2005 Consolidated Statement of Earnings. No other events occurred related to these foreign subsidiaries in December 2007, 2006 and 2005 that materially affected the financial position, results of operations or cash flows.

Use of Estimates — The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, income taxes, pension and other post-employment benefits, valuation of intangible assets, litigation, share-based compensation, derivative financial instruments, and inventory and accounts receivable exposures.

Revenue Recognition — Revenue from product sales is recognized upon passage of title and risk of loss to customers. Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Revenue from the launch of a new product, from an improved version of an existing product, or for shipments in excess of a customer's normal requirements are recorded when the conditions noted above are met. In those situations, management records a returns reserve for such revenue, if necessary. Sales of product rights for marketable products are recorded as revenue upon disposition of the rights. Revenue from license of product rights, or for performance of research or selling activities, is recorded over the periods earned.

Income Taxes — On January 1, 2007, Abbott adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." Under this Interpretation, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Deferred income taxes are provided for the tax effect of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. U.S. income taxes are provided on those earnings of foreign subsidiaries which are intended to be remitted to the parent company. Deferred income taxes are not provided on undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment. Interest and penalties on income tax obligations are included in taxes on income.

Pension and Post-employment Benefits — Abbott accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rate and the expected return on plan assets. Differences between the expected long-term return on plan assets and the actual return are amortized over a five-year period. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method. On December 31, 2006, Abbott adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This statement requires recognition of the deferrals on the balance sheet with a corresponding charge to Accumulated other comprehensive income (loss). Adoption of this statement on December 31, 2006 resulted in a decrease in Abbott's shareholders' equity of approximately $1.3 billion.

Fair Value Measurements — On January 1, 2007, Abbott adopted SFAS No. 157 "Fair Value Measurements." Adoption of the provisions of this standard did not have a material effect on Abbott's financial position. For assets and liabilities that are measured using quoted prices in active markets, total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using a fair value model, such as a discounted cash flow model or Black-Scholes model. Purchased intangible assets are recorded at fair value. The fair value of significant purchased intangible assets is based on independent appraisals. Abbott uses a discounted

Notes to Consolidated Financial Statements

cash flow model to value intangible assets. The discounted cash flow model requires assumptions about the timing and amount of future net cash inflows, risk, the cost of capital, terminal values and market participants. Intangible assets and goodwill are reviewed for impairment at least on a quarterly and annual basis, respectively.

Share-based Compensation — Through December 31, 2005, Abbott measured compensation cost using the intrinsic value-based method of accounting for stock options and replacement stock options granted to employees. Restricted stock awards and units have been amortized over their service period with a charge to compensation expense. In 2006, Abbott adopted SFAS No. 123 (revised 2004), "Share-Based Payment," which requires that the fair value of stock options be recorded in the results of operations.

Litigation — Abbott accounts for litigation losses in accordance with SFAS No. 5. Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded.

Cash, Cash Equivalents and Investments — Cash equivalents consist of time deposits and certificates of deposit with original maturities of three months or less. Except for Abbott's investment in the common stock of Boston Scientific, investments in marketable equity securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included in Accumulated other comprehensive income (loss). Beginning on January 1, 2007, the investment in the common stock of Boston Scientific is accounted for as a trading security with changes in fair value recorded in income. Investments in equity securities that are not traded on public stock exchanges are recorded at cost. Investments in debt securities are classified as held-to-maturity, as management has both the intent and ability to hold these securities to maturity, and are reported at cost, net of any unamortized premium or discount. Income relating to these securities is reported as interest income.

Abbott reviews the carrying value of investments in equity securities each quarter to determine whether an other than temporary decline in market value exists. Abbott considers factors affecting the investee, factors affecting the industry the investee operates in and general equity market trends. Abbott considers the length of time an investment's market value has been below carrying value and the near-term prospects for recovery to carrying value. When Abbott determines that an other than temporary decline has occurred, the investment is written down with a charge to Other (income) expense, net.

Inventories — Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

Property And Equipment — Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years (average 27 years)
Equipment	3 to 20 years (average 11 years)

Product Liability — Abbott accrues for product liability claims, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The liabilities are adjusted quarterly as additional information becomes available. Receivables for insurance recoveries for product liability claims are recorded as assets, on an undiscounted basis, when it is probable that a recovery will be realized. Abbott carries third-party insurance coverage in amounts that reflect historical loss experience, which does not include coverage for sizable losses.

Research and Development Costs — Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Note 2 — Supplemental Financial Information

(dollars in thousands)

Current Investments:	2007	2006	2005
Time deposits and certificates of deposit	$ 56,943	$ 76,994	$ 62,406
Boston Scientific common stock	307,500	775,249	—
Total	$ 364,443	$ 852,243	$ 62,406

Long-term Investments:	2007	2006	2005
Boston Scientific common stock	$ —	$ 248,049	$ —
Other equity securities	229,518	129,830	116,447
Note receivable from Boston Scientific, 4% interest, due in 2011	850,594	837,260	—
Other	45,150	14,734	17,566
Total	$1,125,262	$1,229,873	$134,013

In 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 allows companies to measure specific financial assets and liabilities at fair value, such as debt or equity investments. The fair value option for the investment in Boston Scientific common stock was applied effective January 1, 2007. Abbott applied the fair value option to its investment in Boston Scientific stock under SFAS No. 159 because, unlike its other equity investments, the Boston Scientific stock is not a strategic investment and Abbott is required to dispose of the stock no later than October 2008. Abbott was subject to a limitation on the amount of shares it may sell in any one month through October 2007 and Abbott will not reacquire the Boston Scientific shares it sells. Accordingly, since at adoption, realized gains or losses were expected in the near future, the fair value option better represented the near-term expected earnings impact from sales of the stock. Under the fair value option, any cumulative unrealized gains or losses on an equity investment previously accounted for as an available-for-sale security is recorded as a cumulative effect adjustment to retained earnings as of the date of adoption of the standard. The pretax and after tax adjustment to

Notes to Consolidated Financial Statements

Earnings employed in the business upon adoption was $297,000 and $189,000, respectively, and the fair value and carrying amount of the investment before and after adoption was approximately $1,000,000. The pretax and after tax adjustment to Accumulated other comprehensive income (loss) was $303,000 and $182,000, respectively. The effect of the adoption on deferred income taxes was not significant.

Other (income) expense, net for 2007 includes a $190,000 fair market value loss adjustment to Abbott's investment in Boston Scientific common stock and a realized gain of $37,000 on the sales of Boston Scientific common stock. Other (income) expense, net for 2007 and 2006 includes fair value gain adjustments of $28,000 and $91,000, respectively, to certain derivative financial instruments included with the investment in Boston Scientific common stock.

Other Accrued Liabilities:	2007	2006	2005
Accrued rebates payable to government agencies	$ 661,822	$ 660,875	$ 620,300
Accrued other rebates (a)	444,633	390,863	206,514
All other	2,606,649	2,798,985	1,956,659
Total	$3,713,104	$3,850,723	$2,783,473

(a) Accrued wholesaler chargeback rebates of $156,996, $122,729 and $83,551 at December 31, 2007, 2006 and 2005, respectively, are netted in trade receivables because Abbott's customers are invoiced at a higher catalog price but only remit to Abbott their contract price for the products.

Post-employment Obligations and Other Long-term Liabilities:	2007	2006	2005
Defined benefit pension plans and post-employment medical and dental plans for significant plans	$1,872,518	$1,897,525	$1,087,159
All other	1,471,799	1,265,602	1,068,678
Total	$3,344,317	$3,163,127	$2,155,837

Comprehensive Income, net of tax:	2007	2006	2005
Foreign currency gain (loss) translation adjustments	$1,153,209	$1,033,968	$ (953,726)
Minimum pension liability adjustments, net of taxes of $(199,100) in 2005	—	5,361	346,172
Net actuarial gains and prior service cost and credits and amortization of net actuarial losses and prior service cost and credits, net of taxes of $(225,500)	342,724	—	—
Unrealized gains (losses) on marketable equity securities, net of income taxes of $(31,100) in 2007 and $118,500 in 2006	53,844	(177,722)	(9,254)
Net adjustments for derivative instruments designated as cash flow hedges	(39,614)	36,659	38,574
Other comprehensive income (loss)	1,510,163	898,266	(578,234)
Net Earnings	3,606,314	1,716,755	3,372,065
Comprehensive Income	$5,116,477	$2,615,021	$2,793,831

Supplemental Comprehensive Income Information, net of tax:	2007	2006	2005
Cumulative foreign currency translation (gain) adjustments	$(2,948,352)	$(1,795,143)	$(761,175)
Cumulative minimum pension liability adjustments	—	—	8,931
Net actuarial losses and prior service cost and credits	914,844	1,257,568	—
Cumulative unrealized (gains) loss on marketable equity securities	(66,403)	169,275	(8,447)
Cumulative losses (gain) on derivative instruments designated as cash flow hedges	18,148	(21,466)	15,193

On December 31, 2006, Abbott adopted the provisions of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Adoption of this statement resulted in a decrease in Abbott's shareholders' equity of $1,257,568, net of taxes of approximately $733,000.

Supplemental Cash Flow Information:	2007	2006	2005
Income taxes paid	$951,648	$1,281,711	$746,504
Interest paid	563,891	428,868	213,067

Note 3 — Financial Instruments, Derivatives and Fair Value Measures

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts, totaling $281 million, $768 million and $222 million at December 31, 2007, 2006 and 2005, respectively, are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates. Abbott records the contracts at fair value, resulting in a charge of $12 million in 2007 and credits of $16 million and $39 million to Accumulated other comprehensive income (loss) in 2006 and 2005, respectively. Ineffectiveness recorded in 2007, 2006 or 2005 was not significant. Accumulated gains and losses as of December 31, 2007 will be included in Cost of products sold at the time the products are sold, generally through the next twelve months.

Abbott enters into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables, and for intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. For intercompany loans, the contracts require Abbott to sell or buy foreign currencies, primarily European currencies and Japanese yen, in exchange for primarily U.S. dollars and other European currencies. For intercompany and trade payables and receivables, the currency exposures are primarily the U.S. dollar, European currencies and Japanese yen. These contracts are recorded at fair value, with the resulting gains or losses reflected in income as Net foreign exchange (gain) loss. At December 31, 2007, 2006 and 2005, Abbott held $5.5 billion, $5.6 billion and $3.9 billion, respectively, of such foreign currency forward exchange contracts.

Notes to Consolidated Financial Statements

Abbott has designated approximately $1.7 billion of foreign denominated short-term debt as a hedge of the net investment in certain foreign subsidiaries. Accordingly, changes in the fair value of this debt due to changes in exchange rates are recorded in Accumulated other comprehensive income (loss), net of tax, resulting in a charge of $72 million to Accumulated other comprehensive income (loss) in 2007.

Abbott is a party to interest rate hedge contracts totaling $1.5 billion to manage its exposure to changes in the fair value of $1.5 billion of fixed-rate debt due 2009 through 2014. These contracts are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The effect of the hedge is to change a fixed-rate interest obligation to a variable rate for that portion of the debt. Abbott records the contracts at fair value and adjusts the carrying amount of the fixed-rate debt by an offsetting amount. No hedge ineffectiveness was recorded in income in 2007, 2006 and 2005.

Gross unrealized holding gains (losses) on available-for-sale equity securities totaled $108 million and $(3) million, respectively, at December 31, 2007; $21 million and $(304) million, respectively, at December 31, 2006 and $18 million and $(4) million, respectively, at December 31, 2005.

The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. The counter parties to financial instruments consist of select major international financial institutions. Abbott does not expect any losses from nonperformance by these counter parties.

(dollars in millions)	2007		2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Current Investments:						
Available-for-Sale Equity Securities	$ —	$ —	$ 775	$ 775	$ —	$ —
Trading Securities	308	308	—	—	—	—
Other	57	57	77	77	62	62
Long-term Investments:						
Available-for-Sale Equity Securities	230	230	378	378	116	116
Note Receivable	851	809	837	849	—	—
Other	45	40	15	15	18	18
Total Long-term Debt	(10,386)	(10,593)	(7,105)	(7,113)	(6,421)	(6,375)
Foreign Currency Forward Exchange Contracts:						
Receivable position	24	24	34	34	19	19
(Payable) position	(45)	(45)	(86)	(86)	(34)	(34)
Interest Rate Hedge Contracts	(25)	(25)	(85)	(85)	(82)	(82)

The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

(dollars in millions)	Balance at December 31 2007	Basis of Fair Value Measurement: Quoted Prices in Active Markets for Identical Items	Basis of Fair Value Measurement: Significant Other Observable Inputs
Assets:			
Trading securities	$308	$308	$—
Marketable available-for-sale securities	193	193	—
Foreign currency forward exchange contracts	24	—	24
	$525	$501	$24

(dollars in millions)	Balance at December 31 2007	Basis of Fair Value Measurement: Quoted Prices in Active Markets for Identical Items	Basis of Fair Value Measurement: Significant Other Observable Inputs
Liabilities:			
Interest rate swap derivative financial instruments	$ 25	$—	$ 25
Fair value of hedged long-term debt	1,475	—	1,475
Foreign currency forward exchange contracts	45	—	45
	$1,545	$—	$1,545

In 2007, adjustments to record a derivative financial instrument liability whose value was derived using significant unobservable inputs resulted in a credit to Other (income) expense, net, in the amount of $25 million. The value of this derivative financial instrument liability was zero at December 31, 2007.

Notes to Consolidated Financial Statements

Note 4 — Post-Employment Benefits

(dollars in thousands)

Retirement plans consist of defined benefit, defined contribution and medical and dental plans. Information for Abbott's major defined benefit plans and post-employment medical and dental benefit plans is as follows:

	Defined Benefit Plans			Medical and Dental Plans		
	2007	2006	2005	2007	2006	2005
Projected benefit obligations, January 1	$5,614,060	$5,041,086	$4,753,225	$ 1,520,412	$ 1,292,301	$ 1,112,124
Service cost — benefits earned during the year	249,098	218,662	205,286	57,991	55,618	43,554
Interest cost on projected benefit obligations	316,163	275,389	259,709	97,030	79,988	64,088
Losses (gains), primarily changes in discount and medical cost trend rates, plan design changes, law changes and differences between actual and estimated health care costs	(308,760)	64,003	142,453	(100,739)	133,766	138,442
Benefits paid	(228,009)	(212,630)	(195,964)	(61,048)	(67,511)	(65,907)
Acquisitions	—	86,024	—	—	26,250	—
Other, primarily foreign currency translation	140,821	141,526	(123,623)	—	—	—
Projected benefit obligations, December 31	$5,783,373	$5,614,060	$5,041,086	$ 1,513,646	$ 1,520,412	$ 1,292,301
Plans' assets at fair value, January 1	$5,085,626	$4,348,779	$3,465,666	$ 212,035	$ 149,080	$ —
Actual return on plans' assets	442,536	507,223	384,912	19,578	22,955	9,080
Company contributions	282,619	266,269	755,982	136,048	107,511	205,907
Benefits paid	(228,009)	(212,630)	(195,964)	(61,048)	(67,511)	(65,907)
Acquisitions	—	92,760	—	—	—	—
Other, primarily foreign currency translation	83,902	83,225	(61,817)	—	—	—
Plans' assets at fair value, December 31	$5,666,674	$5,085,626	$4,348,779	$ 306,613	$ 212,035	$ 149,080
Projected benefit obligations greater than plans' assets, December 31	$ (116,699)	$ (528,434)	$ (692,307)	$(1,207,033)	$(1,308,377)	$(1,143,221)
Unrecognized actuarial losses, net			1,501,409			697,717
Unrecognized prior service cost (credits)			5,004			(264,499)
Net prepaid (accrued) benefit cost			$ 814,106			$ (710,003)
Long-term assets	$ 576,146	$ 84,266		$ —	$ —	
Short-term liabilities	(27,360)	(23,552)		—	—	
Long-term liabilities	(665,485)	(589,148)		(1,207,033)	(1,308,377)	
Net liability	$ (116,699)	$ (528,434)		$(1,207,033)	$(1,308,377)	
Accrued benefit cost			$ (463,789)			$ (710,003)
Prepaid benefit cost			1,262,892			—
Intangible assets			130			—
Accumulated other comprehensive income (loss)			14,873			—
Net prepaid (accrued) benefit cost			$ 814,106			$ (710,003)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):						
Actuarial losses, net	$ 919,710	$1,343,052		$ 635,302	$ 785,778	
Prior service cost (credits)	39,911	42,659		(227,397)	(248,947)	
Total	$ 959,621	$1,385,711		$ 407,905	$ 536,831	

The projected benefit obligations for non-U.S. defined benefit plans was $1,754,000, $1,483,000 and $1,148,000 at December 31, 2007, 2006 and 2005, respectively. The accumulated benefit obligations for all defined benefit plans was $4,920,000, $4,738,000 and $4,158,000 at December 31, 2007, 2006 and 2005, respectively. For plans where the accumulated benefit obligations exceeded plan assets at December 31, 2007, 2006 and 2005, the aggregate accumulated benefit obligations were $697,000, $544,000 and $465,000, respectively; the projected benefit obligations were $770,000, $592,000 and $508,000, respectively; and the aggregate plan assets were $84,000, $22,000 and $5,000, respectively.

Notes to Consolidated Financial Statements

	Defined Benefit Plans			Medical and Dental Plans		
	2007	2006	2005	2007	2006	2005
Service cost — benefits earned during the year	$ 249,098	$ 218,662	$ 205,286	$ 57,991	$ 55,618	$ 43,554
Interest cost on projected benefit obligations	316,163	275,389	259,709	97,030	79,988	64,088
Expected return on plans' assets	(425,639)	(382,220)	(360,304)	(24,569)	(16,253)	(11,948)
Amortization of actuarial losses	81,110	78,288	65,744	54,727	44,612	31,569
Amortization of prior service cost (credits)	3,573	341	68	(21,550)	(21,160)	(21,160)
Total cost	$ 224,305	$ 190,460	$ 170,503	$163,629	$142,805	$106,103

Other comprehensive income (loss) for 2007 includes amortization of actuarial losses and prior service cost of $81,110 and $3,573, respectively, and net actuarial gains of $341,408 for defined benefit plans. Other comprehensive income (loss) for 2007 includes amortization of actuarial losses and prior service credits of $54,727 and $21,550, respectively, and net actuarial gains of $95,748 for medical and dental plans. The pretax amount of actuarial losses and prior service cost (credits) included in Accumulated other comprehensive income (loss) at December 31, 2007, that is expected to be recognized in the net periodic benefit cost in 2008 is $46,100 and $3,800, respectively, for defined benefit pension plans and $42,600 and $(21,500), respectively, for medical and dental plans.

The weighted average assumptions used to determine benefit obligations for defined benefit plans and medical and dental plans as of December 31, the measurement date of the plans, are as follows:

	2007	2006	2005
Discount rate	6.2%	5.7%	5.5%
Expected aggregate average long-term change in compensation	4.2%	4.2%	4.2%

The weighted average assumptions used to determine the net cost for defined benefit plans and medical and dental plans are as follows:

	2007	2006	2005
Discount rate	5.7%	5.5%	5.6%
Expected return on plan assets	8.3%	8.5%	8.4%
Expected aggregate average long-term change in compensation	4.2%	4.2%	4.2%

The assumed health care cost trend rates for medical and dental plans at December 31 were as follows:

	2007	2006	2005
Health care cost trend rate assumed for the next year	7%	7%	7%
Rate that the cost trend rate gradually declines to	5%	5%	5%
Year that rate reaches the assumed ultimate rate	2012	2012	2012

The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and is a forward projection of health care costs as of the measurement date. A one-percentage point increase/(decrease) in the assumed health care cost trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2007, by $205,600/$(163,500), and the total of the service and interest cost components of net post-employment health care cost for the year then ended by approximately $28,700/$(22,400).

Approximately 70% of Abbott's U.S. defined benefit plans and medical and dental plans assets are invested in equity securities with the remainder invested in primarily fixed income securities. The investment mix between equity securities and fixed income securities is based upon achieving a desired return, balancing higher return, more volatile equity securities, and lower return, less volatile fixed income securities. Abbott's domestic plans are invested in diversified portfolios of public-market equity and fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and, in the case of fixed income securities, maturities and credit quality. The plans do not directly hold any securities of Abbott. Abbott's international defined benefit plans are invested in a corresponding manner, with some variance in portfolio structure around local practices.

The plans' expected return on assets, as shown above, is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

Abbott funds its domestic pension plans according to IRS funding limitations. In 2007 and 2006, $200,000 was funded to the main domestic pension plan and in 2005, $641,000 was funded to the main domestic pension plan. International pension plans are funded according to similar regulations. Abbott expects pension funding for its main domestic pension plan of $200,000 annually.

Total benefit payments expected to be paid to participants, which includes payments funded from company assets as well as paid from the plans, are as follows:

	Defined Benefit Plans	Medical and Dental Plans
2008	$ 234,600	$ 79,200
2009	237,800	84,500
2010	247,500	89,800
2011	256,800	95,600
2012	270,800	99,700
2013 to 2017	1,621,800	567,900

The Abbott Stock Retirement Plan is the principal defined contribution plan. Abbott's contributions to this plan were $119,000 in 2007, $102,000 in 2006 and $100,000 in 2005.

Abbott provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

Notes to Consolidated Financial Statements

Note 5 — Taxes on Earnings

(dollars in thousands)

Taxes on earnings reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries which are intended to be remitted to the parent company. Except for taxes on dividends that were remitted under the American Jobs Creation Act of 2004, Abbott does not record deferred income taxes on earnings reinvested indefinitely in foreign subsidiaries. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $12,330,000 at December 31, 2007. It is not practicable to determine the amount of deferred income taxes not provided on these earnings. In the U.S., Abbott's federal income tax returns through 2003 are settled, and the income tax returns for years after 2003 are open. There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which are individually significant. Reserves for interest and penalties are not significant.

Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

Earnings Before Taxes	2007	2006	2005
Domestic	$ 669,984	$ (868,384)	$2,068,232
Foreign	3,799,664	3,144,754	2,551,688
Total	$4,469,648	$2,276,370	$4,619,920

Taxes on Earnings	2007	2006	2005
Current:			
U.S. Federal and Possessions	$ 533,460	$ 491,579	$ 526,213
State	30,134	17,352	89,483
Foreign	675,205	633,947	616,118
Total current	1,238,799	1,142,878	1,231,814
Deferred:			
Domestic	(303,657)	(544,678)	4,709
Foreign	(74,367)	(35,564)	17,035
Enacted tax rate changes	2,559	(3,021)	(5,703)
Total deferred	(375,465)	(583,263)	16,041
Total	$ 863,334	$ 559,615	$1,247,855

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
Benefit of lower tax rates and tax exemptions in Puerto Rico, the Netherlands and Ireland	(12.6)	(18.4)	(6.4)
Effect of taxes on remittances of foreign earnings in connection with the American Jobs Creation Act of 2004	–	–	5.3
Effect of non-deductible acquired in-process research and development	–	19.4	–
State taxes, net of federal benefit	0.4	0.3	1.2
Adjustments primarily related to resolution of prior years' accrual requirements	–	(5.8)	(1.8)
Domestic dividend exclusion	(3.1)	(5.9)	(2.7)
All other, net	(0.4)	–	(3.6)
Effective tax rate on earnings	19.3%	24.6%	27.0%

As of December 31, 2007, 2006 and 2005, total deferred tax assets were $3,582,137, $3,172,933 and $2,040,906, respectively, and total deferred tax liabilities were $1,353,575, $1,136,964 and $1,355,181, respectively. Valuation allowances for deferred tax assets were not significant. The tax effect of the differences that give rise to deferred tax assets and liabilities were as follows:

	2007	2006	2005
Compensation and employee benefits	$ 861,483	$ 921,313	$ 37,578
Trade receivable reserves	336,542	236,218	227,251
Inventory reserves	219,795	163,004	161,934
Deferred intercompany profit	261,427	390,144	319,402
State income taxes	84,420	51,494	49,153
Depreciation	(104,773)	(134,649)	(157,272)
Acquired in-process research and development and other accruals and reserves not currently deductible	1,751,428	1,268,445	1,132,954
Other, primarily the excess of book basis over tax basis of intangible assets	(1,196,627)	(872,334)	(1,095,182)
Total	$ 2,213,695	$2,023,635	$ 675,818

On January 1, 2007, Abbott adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." Under this Interpretation, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Adoption of this Interpretation did not have a material impact on Abbott's financial position. The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled:

January 1, 2007	$ 712,700
Increase due to current year tax positions	339,600
Increase due to prior year tax positions	146,700
Decrease due to prior year tax positions	(10,900)
Settlements	(62,000)
December 31, 2007	$1,126,100

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is approximately $890,000. Abbott does not expect significant changes in the aggregate amount of unrecognized tax benefits that may occur within the next twelve months, other than tax settlements.

Among the provisions of the American Jobs Creation Act of 2004 was a provision that allows for the exclusion from income of a portion of the remittances of earnings of foreign subsidiaries to U.S. shareholders through December 31, 2005. In 2005, Abbott remitted in accordance with the provisions of the Act approximately $4,300,000 of foreign earnings previously reinvested indefinitely. The additional income tax expense recorded for the remittance was approximately $245,000.

Notes to Consolidated Financial Statements

Note 6 — Segment and Geographic Area Information
(dollars in millions)

Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products. Abbott's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. Abbott's reportable segments are as follows:

Pharmaceutical Products — Worldwide sales of a broad line of pharmaceuticals. For segment reporting purposes, two pharmaceutical divisions are aggregated and reported as the Pharmaceutical Products segment.

Nutritional Products — Worldwide sales of a broad line of adult and pediatric nutritional products.

Diagnostic Products — Worldwide sales of diagnostic systems and tests for blood banks, hospitals, commercial laboratories and alternate-care testing sites. For segment reporting purposes, three diagnostic divisions are aggregated and reported as the Diagnostic Products segment.

Vascular Products — Worldwide sales of coronary, endovascular and vessel closure products.

Abbott's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. Intersegment transfers of inventory are recorded at standard cost and are not a measure of segment operating earnings. The cost of some corporate functions and the cost of certain employee benefits are charged to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated to segments. Effective in 2007, the Diagnostic segment was reorganized. Prior years' segment information has been adjusted to reflect this change. For acquisitions prior to 2006, substantially all intangible assets and related amortization are not allocated to segments. The following segment information has been prepared in accordance with the internal accounting policies of Abbott, as described above, and are not presented in accordance with generally accepted accounting principles applied to the consolidated financial statements.

	Net Sales to External Customers (a)			Operating Earnings (Loss) (a)			Depreciation and Amortization			Additions to Long-term Assets			Total Assets		
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
Pharmaceuticals (b) (c)	$14,632	$12,395	$13,691	$5,509	$4,522	$4,294	$330	$150	$170	$ 407	$2,615	$389	$ 9,197	$ 9,281	$ 6,766
Nutritionals (d)	4,388	4,313	3,937	855	1,206	1,036	115	112	99	388	184	81	3,261	2,467	2,219
Diagnostics	3,158	2,843	2,689	252	240	261	286	248	201	374	373	359	3,792	3,734	3,432
Vascular (c)	1,663	1,082	253	(188)	(115)	(136)	234	157	20	312	3,637	88	4,706	4,400	290
Total Reportable Segments	23,841	20,633	20,570	$6,428	$5,853	$5,455	$965	$667	$490	$1,481	$6,809	$917	$20,956	$19,882	$12,707
Other	2,073	1,843	1,768												
Net Sales	$25,914	$22,476	$22,338												

(a) Net sales and operating earnings for 2007 and 2005 were favorably affected by the relatively weaker U.S. dollar and were unfavorably affected by the relatively stronger U.S. dollar in 2006.

(b) The increase in Pharmaceutical Product segment sales in 2007 is due primarily to the acquisition of Kos Pharmaceuticals Inc. in December 2006 and the decrease in 2006 is due primarily to the effects of the termination of a distribution agreement.

(c) Additions to long-term assets for the Pharmaceutical Products segment includes goodwill and intangible assets acquired of $1,590 and $821, respectively, in 2006 and for the Vascular Products segment includes goodwill and intangible assets acquired of $1,688 and $1,195, respectively, in 2006.

(d) The decrease in the Nutritional Products segment operating earnings in 2007 was primarily due to the completion of the U.S. co-promotion of *Synagis* in 2006.

	2007	2006	2005
Total Reportable Segment Operating Earnings	$6,428	$5,853	$5,455
Corporate functions and benefit plans costs (e)	(421)	(449)	(289)
Non-reportable segments	298	197	204
Net interest expense	(456)	(292)	(154)
Acquired in-process and collaborations research and development	—	(2,014)	(17)
Income from TAP Pharmaceutical Products Inc. joint venture	498	476	441
Share-based compensation (f)	(430)	(330)	(30)
Other, net (g)	(1,447)	(1,165)	(990)
Consolidated Earnings Before Taxes	$4,470	$2,276	$4,620

(e) Corporate functions and benefit plans costs for 2006, includes a philanthropic contribution of $70 to the Abbott Fund.

(f) The increase in share-based compensation in 2007 is partially due to the granting of replacement stock options as a result of the increase in the market value of Abbott common stock. Abbott adopted FASB No. 123 (revised 2004) "Share-Based Payment" on January 1, 2006.

(g) Other, net for 2007 includes $197 for restructuring plans; $256 for acquisition integration and related costs primarily associated with the acquisitions of Guidant's vascular intervention and endovascular solutions and Kos Pharmaceuticals Inc. and a $190 fair market value loss adjustment to Abbott's investment in Boston Scientific common stock. Other, net for 2006 includes $281 for restructuring plans; $220 for acquisition integration and related costs primarily associated with the acquisition of Guidant's vascular intervention and endovascular solutions businesses. Other, net for 2005 includes $266 for restructuring and impairment charges.

Notes to Consolidated Financial Statements

	2007	2006	2005
Total Reportable Segment Assets	$20,956	$19,882	$12,707
Cash and investments	3,946	2,603	3,090
Current deferred income taxes	2,110	1,717	1,249
Non-reportable segments	1,575	1,486	1,341
All other, net, primarily goodwill and intangible assets not allocated to reportable segments	11,127	10,490	10,754
Total Assets	$39,714	$36,178	$29,141

	Net Sales to External Customers (h)			Long-term Assets		
	2007	2006	2005	2007	2006	2005
United States	$13,252	$11,995	$12,707	$12,870	$13,536	$ 7,717
Japan	1,111	1,054	1,027	987	974	935
Germany	1,235	885	992	6,822	6,154	5,467
The Netherlands	1,271	1,061	899	211	185	156
Italy	974	848	806	288	256	211
Canada	832	762	680	156	74	68
France	854	696	657	142	131	92
Spain	731	583	542	336	283	232
United Kingdom	627	517	504	1,371	1,446	1,281
All Other Countries	5,027	4,075	3,524	2,488	1,857	1,596
Consolidated	$25,914	$22,476	$22,338	$25,671	$24,896	$17,755

(h) Sales by country are based on the country that sold the product.

Note 7 — Litigation and Environmental Matters

Abbott has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of company-owned locations. Abbott has recorded an estimated cleanup cost for each site for which management believes Abbott has a probable loss exposure. No individual site cleanup exposure is expected to exceed $3 million, and the aggregate cleanup exposure is not expected to exceed $15 million.

There are a number of patent disputes with third parties who claim Abbott's products infringe their patents. In one of those disputes, filed in April 2007, Abbott is unable to estimate a range of possible loss, if any, and no reserve has been recorded. Abbott's acquisition of Kos Pharmaceuticals Inc. resulted in the assumption of various cases and investigations and Abbott has recorded reserves related to several of those cases and investigations.

There are several civil actions pending brought by individuals or entities that allege generally that Abbott and numerous pharmaceutical companies reported false or misleading pricing information relating to the average wholesale price of certain pharmaceutical products in connection with federal, state and private reimbursement. Civil actions have also been brought against Abbott, and in some cases other members of the pharmaceutical industry, by state attorneys general seeking to recover alleged damages on behalf of state Medicaid programs. In May 2006, Abbott was notified that the U.S. Department of Justice intervened in a civil whistle-blower lawsuit alleging that Abbott inflated prices for Medicaid and Medicare reimbursable drugs. The outcome of these investigations and litigation could include the imposition of fines or penalties. Abbott has recorded reserves for its estimated losses in a few of the cases, however, Abbott is unable to estimate the range or amount of possible loss for the majority of the cases, and no loss reserves have been recorded for them. Many of the products involved in these cases are Hospira products. Hospira, Abbott's former hospital products business, was spun off to Abbott's shareholders in 2004. Abbott retained liability for losses that result from these cases and investigations to the extent any such losses both relate to the sale of Hospira's products prior to the spin-off of Hospira and relate to allegations that were made in such pending and future cases and investigations that were the same as allegations existing at the date of the spin-off.

Within the next year, legal proceedings may occur that may result in a change in the estimated reserves recorded by Abbott. For its legal proceedings and environmental exposures, except as noted in the second and third paragraphs of this footnote, Abbott estimates the range of possible loss to be from approximately $110 million to $325 million. The recorded reserve balance at December 31, 2007 for these proceedings and exposures was approximately $165 million. These reserves represent management's best estimate of probable loss, as defined by Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies."

While it is not feasible to predict the outcome of all such proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations, except for the cases and investigations discussed in the third paragraph of this footnote, the resolution of which could be material to cash flows or results of operations for a quarter.

Notes to Consolidated Financial Statements

Note 8 — Incentive Stock Program

The 1996 Incentive Stock Program authorizes the granting of stock options, replacement stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, restricted stock units, performance units and foreign qualified benefits. Stock options, replacement stock options and restricted stock awards and units comprise the majority of benefits that have been granted and are currently outstanding under this program. In 2007, Abbott granted 20,263,311 stock options, 16,696,463 replacement stock options, 1,556,770 (net of forfeitures of 87,400) restricted stock awards and 649,530 (net of forfeitures of 23,600) restricted stock units under the program. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options vest equally over three years except for replacement options, which vest in six months. Options granted before January 1, 2005 included a replacement feature. Except for options outstanding that have a replacement feature, options granted after December 31, 2004 do not include a replacement feature. When an employee tenders mature shares to Abbott upon exercise of a stock option, a replacement stock option may be granted equal to the amount of shares tendered. Replacement options are granted at the then current market price for a term that expires on the date of the underlying option grant. Upon a change in control of Abbott, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards and units are deemed satisfied. Restricted stock awards granted in 2007 and 2006 generally vest between 3 and 5 years and for restricted stock awards that vest over 5 years, no more than one-third of the award vests in any one year upon Abbott reaching a minimum return on equity target. Restricted stock units granted in 2007 and 2006 vest over three years and upon vesting, the recipient receives one share of Abbott stock for each vested restricted stock unit. The aggregate fair market value of restricted stock awards and units is recognized as expense over the service period. Restricted stock awards and settlement of vested restricted stock units are issued out of treasury shares. Abbott issues new shares for exercises of stock options. Abbott does not have a policy of purchasing its shares relating to its share-based programs. At January 1, 2008, approximately 51 million shares were reserved for future grants under the 1996 Program. Subsequent to year-end, the Board of Directors granted approximately 22 million stock options and restricted stock awards and units from this reserve.

The number of restricted stock awards and units outstanding and the weighted-average grant-date fair value at December 31, 2006 and December 31, 2007 was 3,830,728 and $45.31 and 3,740,341 and $49.04, respectively. The number of restricted stock awards and units, and the weighted-average grant-date fair value, that were granted, vested and lapsed during 2007 were 2,317,300 and $52.73, 2,156,091 and $46.54 and 251,596 and $47.58, respectively. The fair market value of restricted stock awards and units vested in 2007, 2006 and 2005 was $114,170,000, $32,226,000 and $12,949,000, respectively.

	Options Outstanding			Exercisable Options		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
December 31, 2006	146,060,704	$43.80	6.2	100,543,786	$43.51	5.1
Granted	36,959,774	53.71				
Exercised	(47,655,849)	41.83				
Lapsed	(2,371,779)	47.53				
December 31, 2007	132,992,850	$47.19	6.6	88,057,465	$46.22	5.5

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2007 was $1.2 billion and $882 million, respectively. The total intrinsic value of options exercised in 2007, 2006 and 2005 was $613 million, $205 million and $189 million, respectively. The total unrecognized compensation cost related to all share-based compensation plans at December 31, 2007 amounted to approximately $250 million which is expected to be recognized over the next three years.

On January 1, 2006, Abbott adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," which requires that the fair value of share-based awards be recorded in the results of operations. Abbott used the modified prospective method of adoption. Under this method, prior years' financial results do not include the impact of recording stock options using fair value. Under the revised standard, awards issued after 2005 and the remainder of any unrecognized cost for grants issued prior to 2006 are charged to expense. Total non-cash compensation expense charged against income in 2007 and 2006 for share-based plans totaled approximately $430 million and $330 million, respectively, and the tax benefit recognized was approximately $142 million and $78 million, respectively. Compensation cost capitalized as part of inventory is not significant.

Through December 31, 2005, Abbott measured compensation cost using the intrinsic value-based method of accounting for stock options and replacement options granted to employees. Had compensation cost been determined using the fair value-based accounting method in 2005, pro forma net income would have been $3.2 billion, basic earnings per share would have been $2.04, and diluted earnings per share would have been $2.02.

Notes to Consolidated Financial Statements

The fair value of an option granted in 2007, 2006 and 2005 was $12.88, $11.72 and $12.17, respectively. The fair value of an option grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Risk-free interest rate	4.5%	4.6%	3.8%
Average life of options (years)	5.9	6.1	5.4
Volatility	25.0%	28.0%	29.0%
Dividend yield	2.5%	2.7%	2.2%

The risk-free interest rate is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life. The average life of an option granted in 2007 and 2006 is based on both historical and projected exercise and lapsing data. Prior to 2006, the average life of an option granted was based on historical experience. Expected volatility for 2007 and 2006 option grants is based on implied volatilities from traded options on Abbott's stock and historical volatility of Abbott's stock over the expected life of the option. Expected volatility for options granted prior to 2006 was based on historical volatility over a period prior to the option grant equal to the option's expected life. Dividend yield is based on the option's exercise price and annual dividend rate at the time of grant.

Note 9 — Debt and Lines of Credit

(dollars in thousands)

The following is a summary of long-term debt at December 31:

	2007	2006	2005
0.77% Yen notes, due 2007	$ —	$ —	$ 83,654
Notes, variable interest above LIBOR	—	—	770,000
British Pound notes, variable interest above LIBOR	—	—	344,000
Euro notes, variable interest above LIBOR, due 2008	—	264,180	638,766
6.0% Notes, due 2008	—	200,000	200,000
5.4% Notes, due 2008	—	200,000	200,000
1.05% Yen notes, due 2008	—	430,775	418,270
3.5% Notes, due 2009	500,000	500,000	500,000
5.375% Notes, due 2009	500,000	500,000	—
1.51% Yen notes, due 2010	135,257	129,232	125,481
3.75% Notes, due 2011	500,000	500,000	500,000
5.6% Notes, due 2011	1,500,000	1,500,000	—
5.15% Notes, due 2012	1,000,000	—	—
1.95% Yen notes, due 2013	225,428	215,387	209,135
4.35% Notes, due 2014	500,000	500,000	500,000
5.875% Notes, due 2016	2,000,000	2,000,000	—
5.6% Notes, due 2017	1,500,000	—	—
6.15% Notes, due 2037	1,000,000	—	—
Other, including fair value adjustments relating to interest rate hedge contracts designated as fair value hedges	127,104	70,090	82,198
Total, net of current maturities	9,487,789	7,009,664	4,571,504
Current maturities of long-term debt	898,554	95,276	1,849,563
Total carrying amount	$10,386,343	$7,104,940	$6,421,067

Principal payments required on long-term debt outstanding at December 31, 2007, are $857,454 in 2008, $1,003,619 in 2009, $138,218 in 2010, $2,001,958 in 2011, $1,000,390 in 2012 and $5,281,102 thereafter.

At December 31, 2007, Abbott had $3,000,000 of unused lines of credit, which support commercial paper borrowing arrangements. The unused lines of credit expire in 2012. Related compensating balances, which are subject to withdrawal by Abbott at its option, and commitment fees are not material. Abbott's weighted-average interest rate on short-term borrowings was 3.7% at December 31, 2007, 5.0% at December 31, 2006 and 1.3% at December 31, 2005.

Note 10 — Business Combinations, Technology Acquisitions and Related Transactions

In December 2006, Abbott acquired Kos Pharmaceuticals Inc. for cash of approximately $3.8 billion, net of cash held by Kos Pharmaceuticals Inc., to expand Abbott's presence in the lipid management market and to provide several on-market and late-stage pipeline products. Kos Pharmaceuticals Inc. was a specialty pharmaceutical company that developed and marketed proprietary medications for the treatment of chronic cardiovascular, metabolic and respiratory diseases. This business was acquired on December 13, 2006 and the financial results of the acquired operations are included in these financial statements beginning on that date. The acquisition was financed primarily with short-term debt. The allocation of the purchase price resulted in a charge of $1.3 billion for acquired in-process research and development, intangible assets of $821 million, goodwill (primarily non-deductible) of $1.6 billion and net liabilities, primarily deferred income taxes recorded at acquisition of $331 million. Acquired intangible assets are being amortized over 4 to 15 years. Non-deductible acquired in-process research and development was charged to income in 2006.

A substantial amount of the acquired in-process research and development charge relating to the Kos acquisition related primarily to cholesterol treatment drugs. The research efforts ranged from 70 percent to 80 percent complete at the date of acquisition. The valuation method used to fair value the projects was the Multi-period Excess Earnings Method (Income Approach) and the risk-adjusted discount rate used was 16 percent. In developing assumptions for the valuation model, comparable Abbott products or products marketed by competitors were used to estimate pricing, margins and expense levels. As of December 31, 2007, one drug was approved for marketing in the U.S. and the remaining research efforts were primarily on schedule. The estimated projected costs to complete the projects totaled approximately $75 million as of December 31, 2007 with anticipated product launches from 2008 through 2010. There have been no significant changes in the development plans for the acquired incomplete projects. Significant net cash inflows will commence with the launches of the products.

In order to expand Abbott's presence in the growing vascular market, Abbott acquired Guidant's vascular intervention and endovascular solutions businesses on April 21, 2006 for approximately $4.1 billion, in cash, in connection with Boston Scientific's acquisition of Guidant.

Notes to Consolidated Financial Statements

In addition, Abbott will also pay to Boston Scientific $250 million each upon government approvals to market the *Xience V* drug-eluting stent in the U.S. and in Japan. Government approvals are anticipated in 2008 for the U.S. and in 2009 for Japan. Each $250 million payment will result in the recording of additional goodwill. The allocation of the purchase price resulted in a charge of $665 million for acquired in-process research and development, intangible assets of $1.2 billion, goodwill (primarily deductible) of $1.7 billion and tangible net assets of $580 million. Acquired intangible assets are being amortized over 4 to 15 years. Deductible acquired in-process research and development was charged to income in 2006. The net tangible assets acquired consist primarily of property and equipment of approximately $530 million, trade accounts receivable of approximately $250 million and inventories of approximately $120 million, net of assumed liabilities, primarily trade accounts payable, litigation reserves and other liabilities.

A substantial amount of the acquired in-process research and development charge relating to the Guidant acquisition related to drug eluting and bioabsorbable stents. The research efforts ranged from 35 percent to 85 percent complete at the date of acquisition. The valuation method used to fair value the projects was the Multi-period Excess Earnings Method (Income Approach) and the risk-adjusted discount rates used ranged from 16 percent to 25 percent. In developing assumptions for the valuation model, comparable Abbott products or products marketed by competitors were used to estimate pricing, margins and expense levels. As of December 31, 2007, the research efforts were primarily on schedule. The estimated projected costs to complete totaled approximately $390 million as of December 31, 2007, with anticipated product launch dates from 2008 through 2013. There have been no significant changes in the development plans for the acquired incomplete projects. Significant net cash inflows will commence within one to two years after product launch.

In order to facilitate Boston Scientific's acquisition of Guidant, Abbott also acquired 64.6 million shares of Boston Scientific common stock directly from Boston Scientific and loaned $900 million to a wholly-owned subsidiary of Boston Scientific. The common stock was valued at $1.3 billion and the note receivable was valued at $829 million at the acquisition date. In connection with the acquisition of the shares, Boston Scientific is entitled to certain after-tax gains upon Abbott's sale of the shares. In addition, Boston Scientific agreed to reimburse Abbott for certain borrowing costs on debt incurred to acquire the Boston Scientific shares. Abbott recorded a net derivative financial instruments liability of $59 million for the gain-sharing derivative financial instrument liability and the interest derivative financial instrument asset. The effect of recording the shares, the loan to Boston Scientific and the derivative financial instruments at fair value on the date of acquisition resulted in the recording of additional goodwill of approximately $204 million. Changes in the fair value of the derivative financial instruments, net are recorded in Other (income) expense, net.

In 2005, Abbott acquired the remaining interest in a small medical products company and a less than 50 percent equity interest in a small medical products company for $25 million. In 2005, Abbott also acquired additional rights related to *HUMIRA* for approximately $270 million, which are being amortized over 13 years.

Had the above acquisitions taken place on January 1 of the previous year, consolidated net sales and income would not have been significantly different from reported amounts.

Note 11 — Goodwill and Intangible Assets
(dollars in millions)

Abbott recorded goodwill of $53, $3,721 and $69 in 2007, 2006 and 2005, respectively, related to acquisitions. Goodwill adjustments recorded in 2007 allocated to the Pharmaceutical Products segment amounted to $194 and goodwill allocated to the Vascular Products segment amounted to $(141). Acquired goodwill allocated to the Pharmaceutical Products segment amounted to $1,590 in 2006 and goodwill allocated to the Vascular Products segment amounted to $1,688 in 2006. Foreign currency translation and other adjustments increased (decreased) goodwill in 2007, 2006 and 2005 by $627, $509 and $(535), respectively. The amount of goodwill related to reportable segments at December 31, 2007 was $6,221 for the Pharmaceutical Products segment, $210 for the Nutritional Products segment, $261 for the Diagnostic Products segment, and $2,086 for the Vascular Products segment. There were no reductions of goodwill relating to impairments or disposal of all or a portion of a business.

The gross amount of amortizable intangible assets, primarily product rights and technology, was $9,043, $8,988 and $6,776 as of December 31, 2007, 2006 and 2005, respectively, and accumulated amortization was $3,323, $2,602 and $2,053 as of December 31, 2007, 2006 and 2005, respectively. The estimated annual amortization expense for intangible assets is $710 in 2008, 2009 and 2010; $690 in 2011 and $680 in 2012. Intangible assets are amortized over 4 to 25 years (average 11 years).

Note 12 — Equity Method Investments
(dollars in millions)

Abbott's 50 percent-owned joint venture, TAP Pharmaceutical Products Inc. (TAP), is accounted for under the equity method of accounting. The investment in TAP was $159, $162 and $167 at December 31, 2007, 2006 and 2005, respectively, and dividends received from TAP were $502, $487 and $343 in 2007, 2006 and 2005, respectively. Abbott performs certain administrative and manufacturing services for TAP at negotiated rates that approximate fair value. Summarized financial information for TAP is as follows:

Year Ended December 31	2007	2006	2005
Net sales	$3,002	$3,363	$3,260
Cost of sales	720	836	883
Income before taxes	1,564	1,524	1,379
Net income	996	952	883

December 31	2007	2006	2005
Current assets	$1,101	$1,181	$1,339
Total assets	1,354	1,333	1,470
Current liabilities	914	955	1,082
Total liabilities	1,037	1,009	1,136

Undistributed earnings of investments accounted for under the equity method amounted to approximately $136 as of December 31, 2007.

Notes to Consolidated Financial Statements

Note 13 — Restructuring Plans

(dollars in millions)

In 2007, 2006 and 2005, Abbott management approved plans to realign its worldwide pharmaceutical and vascular manufacturing operations and selected domestic and international commercial and research and development operations in order to reduce costs. In 2007, 2006 and 2005, Abbott recorded pretax charges against earnings of approximately $107, $210 and $256, respectively, reflecting the impairment of manufacturing facilities and other assets, employee severance and other related charges. Approximately $94, $181 and $174, respectively, is classified as cost of products sold, $3, $29 and $10, respectively, as research and development and $10 in 2007 and $72 in 2005 as selling, general and administrative. Fair value for the determination of the amount of asset impairments was determined primarily based on a discounted cash flow method. An additional $90, $70 and $14 were subsequently recorded in 2007, 2006 and 2005, respectively, relating to these restructurings, primarily for accelerated depreciation. In addition, Abbott implemented facilities restructuring plans in 2007 related to the acquired operations of Kos Pharmaceuticals Inc., which resulted in an increase to goodwill of approximately $52.

The following summarizes the activity for restructurings:

	Employee-Related and Other	Asset Impairments	Total
2005 restructuring charges	$ 192	$ 64	$ 256
Payments, impairments and other adjustments	(37)	(64)	(101)
Accrued balance at December 31, 2005	155	—	155
2006 restructuring charges	118	93	211
Payments, impairments and other adjustments	(80)	(93)	(173)
Accrued balance at December 31, 2006	193	—	193
2007 restructuring charges	122	38	160
Payments, impairments and other adjustments	(121)	(38)	(159)
Accrued balance at December 31, 2007	$ 194	$ —	$ 194

Abbott expects to incur up to an additional $73 in future periods for restructuring plans, primarily for accelerated depreciation.

Note 14 — Quarterly Results (Unaudited)

(dollars in millions except per share data)

	2007	2006	2005
First Quarter			
Net Sales	$5,945.5	$5,183.5	$5,382.7
Gross Profit	3,353.5	3,013.8	2,860.1
Net Earnings	697.6	865.0	837.9
Basic Earnings Per Common Share (a)	.45	.57	.54
Diluted Earnings Per Common Share (b)	.45	.56	.53
Market Price Per Share-High	57.26	45.58	48.16
Market Price Per Share-Low	48.75	39.18	43.34
Second Quarter			
Net Sales	$6,370.6	$5,501.1	$5,523.8
Gross Profit	3,566.3	3,112.5	2,892.0
Net Earnings (c)	988.7	612.2	877.1
Basic Earnings Per Common Share (a) (c)	.64	.40	.56
Diluted Earnings Per Common Share (b) (c)	.63	.40	.56
Market Price Per Share-High	59.50	43.61	49.98
Market Price Per Share-Low	52.80	40.55	45.98
Third Quarter			
Net Sales	$6,376.7	$5,573.8	$5,384.0
Gross Profit	3,512.7	3,182.5	2,706.8
Net Earnings (d)	717.0	715.8	680.7
Basic Earnings Per Common Share (a) (d)	.46	.47	.44
Diluted Earnings Per Common Share (b) (d)	.46	.46	.44
Market Price Per Share-High	56.91	49.87	50.00
Market Price Per Share-Low	49.58	43.25	41.57
Fourth Quarter			
Net Sales	$7,221.4	$6,218.0	$6,047.3
Gross Profit	4,059.7	3,352.4	3,237.8
Net Earnings (Loss) (e)	1,203.0	(476.2)	976.4
Basic Earnings (Loss) Per Common Share (a) (e)	.78	(.31)	.63
Diluted Earnings (Loss) Per Common Share (b) (e)	.77	(.31)	.63
Market Price Per Share-High	59.48	49.10	44.36
Market Price Per Share-Low	50.51	45.41	37.50

(a) The sum of the quarters' basic earnings per share for 2007 and 2006 do not add to the full year earnings per share amounts due to rounding.

(b) The sum of the quarters' diluted earnings per share for 2006 does not add to the full year earnings per share amount due to rounding.

(c) Second quarter 2006 includes a pretax charge of $493 for acquired in-process and collaborations research and development.

(d) Third quarter 2006 includes a pretax charge of $214 for acquired in-process research and development and 2005 includes pretax restructuring charges of $201.

(e) Fourth quarter 2006 includes a pretax charge of $1,307 for acquired in-process and collaborations research and development.

Management Report on Internal Control Over Financial Reporting

The management of Abbott Laboratories is responsible for establishing and maintaining adequate internal control over financial reporting. Abbott's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Abbott's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2007, the company's internal control over financial reporting was effective based on those criteria.

Abbott's independent registered public accounting firm has issued an audit report on their assessment of the effectiveness of the company's internal control over financial reporting. This report appears on page 63.

Miles D. White
Chairman of the Board and Chief Executive Officer

Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer

Greg W. Linder
Vice President and Controller

February 14, 2008

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Abbott Laboratories:

We have audited the accompanying consolidated balance sheets of Abbott Laboratories and subsidiaries (the "Company") as of December 31, 2007, 2006, and 2005, and the related consolidated statements of earnings, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2006, and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1, 2, 4, and 8 to the consolidated financial statements, the Company changed its method of accounting for fair value measurements to adopt Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, and adopted the fair value option under SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, for certain investments in 2007, and the Company changed its method of accounting for pension and other post employment benefits and share-based payments to adopt SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and SFAS No. 123(R), *Share-Based Payment*, in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP
Chicago, Illinois
February 14, 2008

To the Board of Directors and Shareholders of Abbott Laboratories:

We have audited the internal control over financial reporting of Abbott Laboratories and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2007 and our report dated February 14, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

Deloitte & Touche LLP
Chicago, Illinois
February 14, 2008

Financial Instruments and Risk Management

Investment in Boston Scientific Common Stock and Note Receivable

At December 31, 2007, Abbott held 26.4 million shares, or approximately $300 million of Boston Scientific common stock. Subsequent to year end, all of these shares were sold resulting in a small gain. At December 31, 2006, Abbott held 64.6 million shares, or approximately $1 billion of Boston Scientific common stock. Abbott also has a $900 million loan, due in April 2011, to a wholly-owned subsidiary of Boston Scientific as of December 31, 2007 and 2006, and, as such, is subject to credit risk.

Other Market Price Sensitive Investments

Abbott holds available-for-sale equity securities from strategic technology acquisitions. Excluding Boston Scientific, the market value of these investments was approximately $193 million and $97 million, respectively, as of December 31, 2007 and 2006. Abbott monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in value occurs. A hypothetical 20 percent decrease in the share prices of these investments would decrease their fair value at December 31, 2007 by approximately $39 million. (A 20 percent decrease is believed to be a reasonably possible near-term change in share prices.)

Non-Publicly Traded Equity Securities

Abbott holds equity securities from strategic technology acquisitions that are not traded on public stock exchanges. The carrying value of these investments was approximately $37 million and $33 million as of December 31, 2007 and 2006, respectively. No individual investment is in excess of $13 million. Abbott monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs.

Interest Rate Sensitive Financial Instruments

At December 31, 2007 and 2006, Abbott had interest rate hedge contracts totaling $1.5 billion to manage its exposure to changes in the fair value of debt due in 2009 through 2014. The effect of these hedges is to change the fixed interest rate to a variable rate. Abbott does not use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its investment securities. The fair value of long-term debt at December 31, 2007 and 2006 amounted to $10.6 billion and $7.1 billion, respectively (average interest rates of 5.0% and 4.7%, respectively) with maturities through 2037. At December 31, 2007 and 2006, the fair market value of current and long-term investment securities amounted to $896 million and $941 million, respectively. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income or market values. (A 100-basis point change is believed to be a reasonably possible near-term change in rates.)

Foreign Currency Sensitive Financial Instruments

Abbott enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2007 and 2006, Abbott held $5.5 billion and $5.6 billion, respectively, of such contracts, which mature in the next twelve months.

In addition, certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates and are marked-to-market with the resulting gains or losses reflected in Accumulated other comprehensive income (loss). Gains or losses will be included in Cost of products sold at the time the products are sold, generally within the next twelve months. At December 31, 2007 and 2006, Abbott held $281 million and $768 million, respectively, of such contracts, which all mature in the following calendar year.

Abbott has designated approximately $1.7 billion of foreign denominated short-term debt as a hedge of the net investment in certain foreign subsidiaries. Accordingly, changes in the fair value of this debt due to changes in exchange rates are recorded in Accumulated other comprehensive income (loss).

The following table reflects the total foreign currency forward contracts outstanding at December 31, 2007 and 2006:

			2007			2006
(dollars in millions)	Contract Amount	Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)	Contract Amount	Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)
Receive primarily U.S. Dollars in exchange for the following currencies:						
Euro	$2,630	1.464	$(11)	$2,644	1.301	$(38)
British Pound	1,030	2.041	–	1,910	1.928	(14)
Japanese Yen	939	113.9	(5)	898	115.5	(3)
Canadian Dollar	426	0.995	(1)	332	1.115	6
All other currencies	716	N/A	(4)	603	N/A	(3)
Total	$5,741		$(21)	$6,387		$(52)

Financial Review

Abbott's revenues are derived primarily from the sale of a broad line of health care products under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract or by a pharmacy benefit manager most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and foreign currency translation impacts the measurement of net sales and costs. Abbott's primary products are prescription pharmaceuticals, nutritional products, diagnostic testing products and vascular products. Abbott also owns 50 percent of TAP Pharmaceutical Products Inc. that Abbott accounts for on the equity method.

The worldwide launch of additional indications of *HUMIRA*, the acquisitions of Guidant's vascular intervention and endovascular solutions businesses and Kos Pharmaceuticals Inc., the amendments ending the Boehringer Ingelheim agreement and the *Synagis* co-promotion agreement, the loss of patent protection for some pharmaceutical products, and realized gains and unrealized losses on the Boston Scientific common stock have impacted Abbott's sales, costs and financial position over the last three years.

Pharmaceutical research and development is focused on therapeutic areas that include immunology, oncology, neuroscience, pain management, and infectious diseases. In 2003, Abbott began the worldwide launch of *HUMIRA* for rheumatoid arthritis, followed by launches for three additional indications, which increased *HUMIRA's* worldwide sales to $3.0 billion in 2007 compared to $2.0 billion in 2006, and $1.4 billion in 2005. Including the launch of a fifth indication in 2008, Abbott forecasts worldwide *HUMIRA* sales of approximately $4 billion in 2008. Substantial research and development and selling support has been and continues to be dedicated to maximizing the worldwide potential of *HUMIRA*. In December 2006, Abbott acquired Kos Pharmaceuticals Inc. which complements Abbott's existing franchise in the dyslipidemia market and strengthened the pharmaceutical pipeline for cholesterol management. In 2005, Abbott and Boehringer Ingelheim (BI) amended their agreement whereby Abbott distributed and promoted BI products. Effective January 1, 2006, Abbott no longer distributed or recorded sales for distribution activities for the BI products. Abbott's gross margins for BI products from the prior agreement in effect through December 31, 2005 were substantially lower than its average gross margins. Sales of BI products were $150 million and $2.3 billion in 2006 and 2005, respectively. In addition, increased generic competition resulted in U.S. sales of *Omnicef* declining from $637 million in 2006 to $235 million in 2007, and worldwide sales of clarithromycin declining from $1.1 billion in 2005 to $724 million in 2007.

On December 31, 2006, the U.S. co-promotion agreement for *Synagis* terminated. Revenues for co-promotion of *Synagis* were $373 million in 2006. Abbott's nutritional products businesses have been reorganized into a worldwide business to better leverage the opportunities available for strong nutritional brands. Significant efforts have been focused on capturing those opportunities, particularly in developing markets where growth has been strong.

In April 2006, Abbott acquired Guidant's vascular intervention and endovascular solutions businesses and began to integrate it with Abbott's vascular business. The acquisition significantly improved Abbott's competitive position in this business that is characterized by rapid innovation. In 2006, Abbott received European Union approval to market the *Xience V* drug eluting stent, and Abbott is awaiting approval in the U.S.

Abbott's diagnostic segment comprises three separate divisions-immunochemistry/hematology, point of care, and molecular. Subsequent to the termination of the agreement to sell the immunochemistry/hematology and point of care businesses to GE, Abbott has re-focused on managing and growing these businesses.

Abbott acquired 64.6 million shares of Boston Scientific in connection with Abbott's acquisition of the vascular intervention and endovascular solutions businesses of Guidant. In 2007, the net loss charged to expense for the investment was $153 million. At December 31, 2007, Abbott held 26.4 million shares of Boston Scientific common stock. Subsequent to year end, all of these shares were sold resulting in a small gain. Abbott's short- and long-term debt totaled $12.2 billion at December 31, 2007, largely incurred to finance recent acquisitions. Operating cash flows in excess of capital expenditures and cash dividends have partially funded acquisitions over the last three years. At December 31, 2007, Abbott's long-term debt rating was AA by Standard and Poor's Corporation and A1 by Moody's Investors Service.

In 2008, Abbott will focus on several key initiatives. In the pharmaceutical business, Abbott will continue the launch of newly approved indications for *HUMIRA* and continue to leverage the product and pipeline opportunities of its lipid franchise, including the Kos Pharmaceuticals Inc. business. Pharmaceutical research and development efforts will continue to focus on the therapeutic areas noted above with a significant portion of the development expenditures allocated to new *HUMIRA* indications, as well as *Simcor* and ABT-335, cholesterol drugs, ABT-335/Crestor fixed dose combination, ABT-874, a biologic for psoriasis and Crohn's disease, and controlled release *Vicodin CR*, as well as several Phase I and Phase II clinical programs in neuroscience and oncology. In the vascular business, Abbott will continue the launch of the *Xience V* drug-eluting stent internationally, and will launch in the U.S. upon approval by the FDA. For diabetes care, Abbott anticipates launching the *FreeStyle Freedom Lite* monitor in the U.S. as well as the *FreeStyle Navigator*. In the other business segments, Abbott will focus on developing or acquiring differentiated technologies in higher growth segments of those markets.

Critical Accounting Policies

Sales Rebates — Approximately 48 percent of Abbott's consolidated gross revenues are subject to various forms of rebates and allowances that Abbott records as reductions of revenues at the time of sale. Most of these rebates and allowances are in the Pharmaceutical Products segment and the Nutritional Products segment. Abbott provides rebates to pharmacy benefit management companies, to state agencies that administer the federal Medicaid and Medicare programs and the Special Supplemental Food Program for Women, Infants, and Children (WIC), wholesalers, group purchasing organizations, and other government agencies and private entities. Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply,

Financial Review

and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from two to 24 months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Rebates and chargebacks charged against gross sales in 2007, 2006 and 2005 amounted to approximately $3.2 billion, $2.6 billion and $2.5 billion, respectively, or 21.5 percent, 23.2 percent, and 22.9 percent, respectively, based on gross sales of approximately $15.0 billion, $11.0 billion and $10.9 billion, respectively, subject to rebate. A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales and operating earnings by approximately $150 million in 2007. Abbott considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates to related gross sales. Other allowances charged against gross sales were approximately $325 million, $247 million and $284 million for cash discounts in 2007, 2006 and 2005, respectively, and $269 million, $209 million and $162 million for returns in 2007, 2006 and 2005, respectively. Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales returns terms and other sales terms have remained relatively unchanged for several periods.

Management analyzes the adequacy of ending rebate accrual balances each quarter. In the domestic nutritional business, management uses both internal and external data available to estimate the level of inventory in the distribution channel. Management has access to several large customers' inventory management systems, and for other customers, utilizes data from a third party that continuously measures time on the retail shelf. These sources allow management to make reliable estimates of inventory in the distribution channel. Except for a transition period before or after a change in the supplier for the WIC business in a state, inventory in the distribution channel does not vary substantially. Management also estimates the states' processing lag time based on claims data. In addition, internal processing time is a factor in estimating the accrual. In the WIC business, the state where the sale is made, which is the determining factor for the applicable price, is reliably determinable. Estimates are required for the amount of WIC sales within each state where Abbott has the WIC business. External data sources utilized for that estimate are participant data from the U.S. Department of Agriculture (USDA), which administers the WIC program, participant data from some of the states, and internally administered market surveys. The USDA has been making its data available for many years. Internal data includes historical redemption rates and pricing data. At December 31, 2007, Abbott had the exclusive WIC business in 27 states.

In the domestic pharmaceutical business, the most significant charges against gross sales are for Medicaid and Medicare Rebates, Pharmacy Benefit Manager Rebates and Wholesaler Chargebacks. In order to evaluate the adequacy of the ending accrual balances, management uses both internal and external estimates of the level of inventory in the distribution channel and the rebate claims processing lag time. External data sources used to estimate the inventory in the distribution channel include inventory levels periodically reported by wholesalers and third party market data purchased by Abbott. Management estimates the processing lag time based on periodic sampling of claims data. To estimate the price rebate percentage, systems and calculations are used to track sales by product by customer and to estimate the contractual or statutory price. Abbott's systems and calculations have developed over time as rebates have become more significant, and Abbott believes they are reliable.

The following table is an analysis of the four largest rebate accruals, which comprise approximately 74 percent of the consolidated rebate provisions charged against revenues in 2007. Remaining rebate provisions charged against gross sales are not significant in the determination of operating earnings. *(dollars in thousands)*

		Domestic Pharmaceutical Products		
	Domestic Nutritionals WIC Rebates	Medicaid and Medicare Rebates	Pharmacy Benefit Manager Rebates	Wholesaler Chargebacks
Balance at January 1, 2005	$ 98,047	$ 373,058	$ 153,798	$ 44,053
Provisions	641,189	663,043	253,499	450,901
Payments	(644,460)	(581,098)	(273,166)	(446,867)
Balance at December 31, 2005	94,776	455,003	134,131	48,087
Provisions	636,849	527,860	281,221	532,847
Payments	(595,477)	(533,632)	(246,456)	(513,905)
Business combination	—	36,191	50,675	20,189
Balance at December 31, 2006	136,148	485,422	219,571	87,218
Provisions	753,535	438,198	411,798	786,183
Payments	(690,438)	(503,580)	(394,692)	(781,547)
Balance at December 31, 2007	$ 199,245	$ 420,040	$ 236,677	$ 91,854

Historically, adjustments to prior years' rebate accruals have not been material to net income. In 2007, adjustments were made to prior years' rebate accruals. The Medicaid and Medicare rebate accrual was reduced by approximately $69 million and the WIC rebate accrual was increased by approximately $19 million. Abbott employs various techniques to verify the accuracy of claims submitted to it, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts. For Medicaid, Medicare and other government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

Income Taxes — Abbott operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Abbott operates globally, the nature of the audit items are often very complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. Abbott employs internal and external tax professionals to minimize audit adjustment amounts where possible. On January 1, 2007, Abbott adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes," which changed the measurement of tax contingencies. Under this Interpretation, in order to recognize an uncertain tax benefit,

Financial Review

the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Application of this Interpretation requires a significant amount of judgment. In the U.S., Abbott's federal income tax returns through 2003 are settled, and the income tax returns for years after 2003 are open. Abbott does not record deferred income taxes on earnings reinvested indefinitely in foreign subsidiaries.

Pension and Post-Employment Benefits — Abbott offers pension benefits and post-employment health care to many of its employees. Abbott engages outside actuaries to calculate its obligations and costs under these programs. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rate and the expected return on plan assets. The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and is a forward projection of health care costs as of the measurement date. A difference between the assumed rates and the actual rates, which will not be known for decades, can be significant in relation to the obligations and the annual cost recorded for these programs. Recent low interest rates have significantly increased actuarial losses for these plans. At December 31, 2007, pretax net actuarial losses and prior service costs and (credits) recognized in Accumulated other comprehensive income (loss) for Abbott's defined benefit plans and medical and dental plans were $960 million and $408 million, respectively. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period. Footnote 4 to the consolidated financial statements describes the impact of a one-percentage point change in the health care cost trend rate; however, there can be no certainty that a change would be limited to only one percentage point. On December 31, 2006, Abbott adopted the provisions of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The provisions of this statement require the recognition of the deferrals on the balance sheet with a corresponding charge to Accumulated other comprehensive income (loss). Adoption of this statement on December 31, 2006 resulted in a decrease in Abbott's shareholders' equity of approximately $1.3 billion.

Valuation of Intangible Assets — Abbott has acquired and continues to acquire significant intangible assets that Abbott records at fair value. Those assets which do not yet have regulatory approval and for which there are no alternative uses are expensed as acquired in-process research and development, and those that have regulatory approval are capitalized. Transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the health care field and valuations are usually based on a discounted cash flow analysis. The discounted cash flow model requires assumptions about the timing and amount of future net cash inflows, risk, the cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. Abbott engages independent valuation experts who review Abbott's critical assumptions and calculations for significant acquisitions of intangibles. Abbott reviews intangible assets for impairment each quarter using an undiscounted net cash flows approach. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to its fair value, which is usually the discounted cash flow amount. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest group level for which cash flows are identifiable. Goodwill is reviewed for impairment annually or when an event that could result in an impairment of goodwill occurs. At December 31, 2007, goodwill and intangibles amounted to $10.1 billion and $5.7 billion, respectively, and amortization expense for intangible assets amounted to $782 million in 2007. There were no impairments of goodwill in 2007, 2006 or 2005.

Litigation — Abbott accounts for litigation losses in accordance with SFAS No. 5, "Accounting for Contingencies." Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, Abbott is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Except for a patent case and the majority of cases relating to pharmaceutical pricing for which Abbott is unable to estimate a loss, if any, Abbott estimates the range of possible loss to be from approximately $110 million to $325 million for its legal proceedings and environmental exposures. Reserves of approximately $165 million have been recorded at December 31, 2007 for these proceedings and exposures. These reserves represent management's best estimate of probable loss, as defined by SFAS No. 5.

Stock Compensation — On January 1, 2006, Abbott adopted SFAS No. 123 (revised 2004), "Share-Based Payment," which requires that fair value of stock options be recorded in the results of operations. Since there is no market for trading employee stock options, management must use a fair value method. There is no certainty that the results of a fair value method would be the value at which employee stock options would be traded for cash. Fair value methods require management to make several assumptions, the most significant of which are the selection of a fair value model, stock price volatility and the average life of an option. Abbott has readily available grant-by-grant historical activity for several years in its option administration system that it uses in developing some of its assumptions. Abbott uses the Black-Scholes method to value stock options. The results of the Black-Scholes model are periodically compared to the binomial model and the results have been comparable. Abbott uses both historical volatility of its stock price and the implied volatility of currently traded options to develop the volatility assumptions. Abbott uses the

Financial Review

historical grant activity, combined with expectations about future exercise activity, to develop the average life assumptions. Abbott has also used the historical grant data to evaluate whether certain holders of stock options exercised their options differently than other holders and has not found any differentiating pattern among holders.

Results of Operations

Sales

The following table details the components of sales growth by reportable segment for the last three years:

	Total %	Components of Change %		
	Change	Price	Volume	Exchange
Total Net Sales				
2007 vs. 2006	15.3	1.2	10.9	3.2
2006 vs. 2005	0.6	0.6	0.2	(0.2)
2005 vs. 2004	13.5	0.1	12.1	1.3
Total U.S.				
2007 vs. 2006	12.0	4.0	8.0	—
2006 vs. 2005	(7.5)	2.4	(9.9)	—
2005 vs. 2004	13.0	0.8	12.2	—
Total International				
2007 vs. 2006	18.8	(1.7)	14.0	6.5
2006 vs. 2005	10.9	(1.3)	12.7	(0.5)
2005 vs. 2004	14.2	(0.7)	12.0	2.9
Pharmaceutical Products Segment				
2007 vs. 2006	18.0	2.4	12.3	3.3
2006 vs. 2005	(9.5)	1.8	(11.0)	(0.3)
2005 vs. 2004	14.9	0.6	13.0	1.3
Nutritional Products Segment				
2007 vs. 2006	1.7	1.4	(1.4)	1.7
2006 vs. 2005	9.6	(0.4)	9.7	0.3
2005 vs. 2004	9.7	(0.5)	9.4	0.8
Diagnostic Products Segment				
2007 vs. 2006	11.1	(0.6)	7.0	4.7
2006 vs. 2005	5.7	(1.1)	7.4	(0.6)
2005 vs. 2004	3.9	(1.2)	3.2	1.9
Vascular Products Segment				
2007 vs. 2006	53.8	(4.7)	55.4	3.1
2006 vs. 2005	327.7	(4.6)	333.2	(0.9)
2005 vs. 2004	14.7	(0.4)	14.5	0.6

Worldwide 2007 sales compared to 2006 reflect the acquisitions of Guidant's vascular intervention and endovascular solutions businesses on April 21, 2006 and Kos Pharmaceuticals Inc. in the fourth quarter of 2006. In addition, the Pharmaceutical Products segment had an agreement with Boehringer Ingelheim (BI) to co-promote and distribute three of its products in the U.S. In 2005, Abbott and BI amended the agreement and effective January 1, 2006, Abbott no longer distributed or recorded sales for distribution activities for the BI products although Abbott recorded a small amount of co-promotion revenue in 2006. The increases in sales for 2006 excluding BI products were 11.6 percent for total net sales, 12.3 percent for total U.S. sales and 7.8 percent for Pharmaceutical Products segment sales. Sales growth in 2007 for the Nutritional Products segment reflects the completion of the U.S. co-promotion of *Synagis* in 2006. Excluding sales of *Synagis* in 2006, Nutritional Products segment sales increased 11.3 percent.

A comparison of significant product group sales is as follows. Percent changes are versus the prior year and are based on unrounded numbers.

(dollars in millions)	2007	Percent Change	2006	Percent Change	2005	Percent Change
Pharmaceuticals —						
U.S. Specialty	$4,349	24	$3,505	25	$2,799	16
U.S. Primary Care	3,139	23	2,561	4	2,463	—
International Pharmaceuticals	6,002	16	5,157	8	4,776	14
Nutritionals —						
U.S. Pediatric Nutritionals	1,233	9	1,128	3	1,097	(4)
International Pediatric Nutritionals	1,093	22	899	29	698	17
U.S. Adult Nutritionals	1,077	2	1,057	1	1,050	13
International Adult Nutritionals	947	15	824	11	742	11
Diagnostics —						
Immunochemistry	2,517	11	2,272	4	2,187	2

Increased sales volume of *HUMIRA* and increased volume and price for *Depakote* favorably impacted U.S. Specialty sales. U.S. Primary Care sales in 2007 were favorably impacted by sales of *Niaspan*, a new product from the acquisition of Kos Pharmaceuticals Inc. in the fourth quarter of 2006. In addition, increased sales volume for *Omnicef* in 2006 and 2005 and increased sales of *TriCor* in all three years favorably impacted U.S. Primary Care sales. These increases were partially offset by lower sales of *Omnicef* in 2007 and lower U.S. sales of *Biaxin* in all three years due primarily to the introduction of generic competition. U.S. sales of *Omnicef* were $235 million, $637 million and $495 million in 2007, 2006 and 2005, respectively, and U.S. sales of *Biaxin* were $36 million, $151 million and $306 million in 2007, 2006 and 2005, respectively. Increased sales volume of *HUMIRA* favorably impacted International Pharmaceuticals sales, partially offset by decreased sales volume in 2006 due to generic competition for clarithromycin. The decrease in sales of U.S. Pediatric Nutritionals in 2005 was primarily due to overall infant nutritionals non-WIC category decline and competitive share loss. International Pediatric Nutritionals sales increases were due primarily to volume growth in developing countries. U.S. Adult Nutritionals sales in 2005 were favorably impacted by the acquisition of EAS in the fourth quarter of 2004. International sales in 2007 were also favorably impacted by the effect of the relatively weaker U.S. dollar. Abbott has periodically sold product rights to non-strategic products and has recorded the related gains in net sales in accordance with Abbott's revenue recognition policies as discussed in footnote 1 to the consolidated financial statements. Related net sales were $184 million in 2007, $199 million in 2006 and $177 million in 2005.

Financial Review

The expiration of licenses, patent protection and generic competition can affect the future revenues and operating income of Abbott. Significant ongoing generic activities and significant patent and license expirations in the next three years are as follows. The U.S. composition of matter patent for *Depakote* expires in July of 2008. Abbott holds non-composition of matter patents on the extended release form of *Depakote*. U.S. sales of *Depakote* were $1.5 billion in 2007. The Pharmaceutical Products segment markets *Depakote*. Some patents under license in the Vascular Products segment related to rapid exchange technology expire in 2008, however the impact is not expected to be material. The patent for *Prevacid*, which is marketed by TAP Pharmaceuticals, expires in 2009.

Operating Earnings

Gross profit margins were 55.9 percent of net sales in 2007, 56.3 percent in 2006 and 52.4 percent in 2005. The decrease in the gross profit margin in 2007 was due, in part, to the effect of the unfavorable impact in 2007 of the completion of the U.S. co-promotion of *Synagis* in 2006 as well as generic competition for *Omnicef* and *Biaxin* sales in 2007. Increased amortization of intangible assets acquired in 2006 also had an unfavorable impact on the gross profit margins in 2007. The increase in the gross profit margin in 2006 was due to favorable product mix, primarily as a result of decreased sales of Boehringer Ingelheim products that had lower margins than other products in the Pharmaceutical Products segment and the decrease in the gross profit margin in 2005 was due to unfavorable product mix, primarily as a result of increased sales of Boehringer Ingelheim products. Restructuring charges, discussed below, reduced the gross profit margins in 2007, 2006 and 2005 by 0.7 percentage points, 1.1 percentage points and 0.8 percentage points, respectively. Gross profit margins in all years were also affected by productivity improvements, higher commodity costs, higher project expenses for new products, higher manufacturing capacity costs for anticipated unit growth and the effects of inflation.

In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Food Program for Women, Infants, and Children. There are also rebate programs for pharmaceutical products. These rebate programs continue to have a negative effect on the gross profit margins of the Nutritional and Pharmaceutical Products segments. Higher commodity costs unfavorably impacted the gross profit margins for the Nutritional Products segment in 2007 and pricing pressures unfavorably impacted the gross profit margins in 2006 and 2005.

The gross profit margins for the Pharmaceutical Products segment were favorably impacted in 2006 and unfavorably impacted in 2005 by product mix. The favorable product mix in 2006 was due to decreased sales of lower margin Boehringer Ingelheim products and the unfavorable impact on the gross profit margin in 2005 was due primarily to increased sales of lower margin Boehringer Ingelheim products and higher other manufacturing costs.

Research and development expense, excluding acquired in-process and collaborations research and development, was $2.5 billion in 2007, $2.3 billion in 2006 and $1.8 billion in 2005 and represented increases of 11.1 percent in 2007, 23.8 percent in 2006 and 7.3 percent in 2005. The effect of recording compensation expense relating to share-based awards in 2006 and additional costs associated with Abbott's decision to discontinue the commercial development of the *ZoMaxx* drug-eluting stent increased research and development expenses by 6.3 percentage points over 2005. The increases in 2007 and 2006 were also affected by the acquisitions of Guidant's vascular intervention and endovascular solutions businesses in April 2006 and Kos Pharmaceuticals Inc. in the fourth quarter of 2006. These increases also reflect increased spending to support pipeline programs, including new indications for *HUMIRA*, and ABT-335 (a cholesterol drug), ABT-335/Crestor fixed-dose combination, ABT-874 (a biologic for psoriasis and Crohn's disease), controlled-release *Vicodin CR*, *Xience V*, as well as several Phase I and Phase II clinical programs in neuroscience and oncology. The majority of research and development expenditures are concentrated on pharmaceutical products.

Selling, general and administrative expenses increased 16.7 percent in 2007 compared to increases of 15.5 percent in 2006 and 11.7 percent in 2005. The 2007 increase reflects the acquisitions of Guidant's vascular intervention and endovascular solutions businesses and Kos Pharmaceuticals Inc. The 2006 increase reflects recording compensation expense relating to share-based awards, a philanthropic contribution to the Abbott Fund and the acquisition of Guidant's vascular intervention and endovascular solutions businesses. These items increased selling, general and administrative expenses by 8.6 percentage points over 2005. The restructuring charges discussed below and an increase in a bad debt reserve associated with an unfavorable court ruling increased the percent change from 2004 by 2.7 percentage points in 2005. The remaining increases in selling, general and administrative expenses were due primarily to increased selling and marketing support for new and existing products, including continued spending for *HUMIRA* and the continuing international launch of *Xience V*, as well as spending on other marketed pharmaceutical products. Increases in all three years also reflect inflation and additional selling and marketing support primarily in the Pharmaceutical Products segment.

Restructurings
(dollars in millions)

In 2007, 2006 and 2005, Abbott management approved plans to realign its worldwide pharmaceutical and vascular manufacturing operations and selected domestic and international commercial and research and development operations in order to reduce costs. In 2007, 2006 and 2005, Abbott recorded pretax charges against earnings of approximately $107, $210 and $256, respectively, reflecting the impairment of manufacturing facilities and other assets, employee severance and other related charges. Approximately $94, $181 and $174, respectively, is classified as cost of products sold, $3, $29 and $10, respectively, as research and development and $10 in 2007 and $72 in 2005 as selling, general and administrative. Fair value for the determination of the amount of asset impairments was determined primarily based on a discounted cash flow method. An additional $90, $70 and $14 were subsequently recorded in 2007, 2006 and 2005, respectively, relating to these restructurings, primarily for accelerated depreciation. In addition, Abbott implemented facilities restructuring plans in 2007 related to the acquired operations of Kos Pharmaceuticals Inc., which resulted in an increase to goodwill of approximately $52.

Financial Review

The following summarizes the activity for restructurings:

	Employee-Related and Other	Asset Impairments	Total
2005 restructuring charges	$ 192	$ 64	$ 256
Payments, impairments and other adjustments	(37)	(64)	(101)
Accrued balance at December 31, 2005	155	—	155
2006 restructuring charges	118	93	211
Payments, impairments and other adjustments	(80)	(93)	(173)
Accrued balance at December 31, 2006	193	—	193
2007 restructuring charges	122	38	160
Payments, impairments and other adjustments	(121)	(38)	(159)
Accrued balance at December 31, 2007	$ 194	$ —	$ 194

Abbott expects to incur up to an additional $73 in future periods for restructuring plans, primarily for accelerated depreciation.

Interest Expense

Interest expense increased in 2007 and 2006 due primarily to higher borrowings as a result of the acquisitions of Guidant's vascular intervention and endovascular solutions businesses and Kos Pharmaceuticals Inc. and Abbott's investment in the Boston Scientific common stock and note receivable.

Other (income) expense, net

Other (income) expense, net for 2007 includes a $190 million fair market value loss adjustment to Abbott's investment in Boston Scientific common stock and a realized gain of $37 million on the sales of Boston Scientific common stock. Other (income) expense, net for 2007 and 2006 includes fair value gain adjustments of $28 million and $91 million, respectively, to certain derivative financial instruments included with the investment in Boston Scientific common stock.

Taxes on Earnings

The income tax rates on earnings were 19.3 percent in 2007, 24.6 percent in 2006 and 27.0 percent in 2005. Taxes on earnings in 2006 reflect the effect of the tax rates applied to acquired in-process research and development and the resolution of prior years' income tax audits and the effect of other discrete tax items. For 2006, the tax rates applied to acquired in-process and collaborations research and development increased the effective tax rate by 6.6 percentage points and the effect of the income tax audit resolution and other discrete tax items decreased the effective tax rate by 5.5 percentage points. In 2005, Abbott remitted $4.3 billion of foreign earnings in accordance with the American Jobs Creation Act of 2004 and recorded additional tax expense of $245 million, which increased the effective tax rate by approximately 5.3 percentage points. This was partially offset by adjustments of prior years' tax accounts resulting primarily from resolution of prior years' accrual requirements, which decreased the effective tax rate by 2.3 percentage points. Abbott expects to apply an annual effective rate of somewhat above 19 percent in 2008.

Recently Adopted Accounting Standards

Effective January 1, 2007, Abbott adopted Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements," and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." Adoption of these Standards did not have a material impact on Abbott's financial position. However, adoption of SFAS No. 159 and SFAS No. 157 resulted in a decrease to Earnings employed in the business of approximately $189 million, substantially offset by an increase to Accumulated other comprehensive income (loss) of approximately $182 million as of January 1, 2007.

Effective January 1, 2007, Abbott adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." FASB Interpretation No. 48 requires that a recorded tax benefit must be more likely than not of being sustained upon examination by tax authorities based upon its technical merits. The amount of benefit recorded is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Adoption of this Interpretation did not have a material impact on Abbott's financial position.

Business Combinations, Technology Acquisitions and Related Transactions

In December 2006, Abbott acquired Kos Pharmaceuticals Inc. for cash of approximately $3.8 billion, net of cash held by Kos Pharmaceuticals Inc., to expand Abbott's presence in the lipid management market and to provide several on-market and late-stage pipeline products. Kos Pharmaceuticals Inc. was a specialty pharmaceutical company that developed and marketed proprietary medications for the treatment of chronic cardiovascular, metabolic and respiratory diseases. This business was acquired on December 13, 2006 and the financial results of the acquired operations are included in these financial statements beginning on that date. The acquisition was financed primarily with short-term debt. The allocation of the purchase price resulted in a charge of $1.3 billion for acquired in-process research and development, intangible assets of $821 million, goodwill (primarily non-deductible) of $1.6 billion and net liabilities, primarily deferred income taxes recorded at acquisition of $331 million. Acquired intangible assets are being amortized over 4 to 15 years. Non-deductible acquired in-process research and development was charged to income in 2006.

A substantial amount of the acquired in-process research and development charge relating to the Kos acquisition related primarily to cholesterol treatment drugs. The research efforts ranged from 70 percent to 80 percent complete at the date of acquisition. The valuation method used to fair value the projects was the Multi-period Excess Earnings Method (Income Approach) and the risk-adjusted discount rate used was 16 percent. In developing assumptions for the valuation model, comparable Abbott products or products marketed by competitors were used to estimate pricing, margins and expense levels. As of December 31, 2007, one drug was approved for marketing in the U.S. and the remaining research efforts were primarily on schedule. The estimated projected costs to complete the projects totaled

Financial Review

approximately $75 million as of December 31, 2007 with anticipated product launches from 2008 through 2010. There have been no significant changes in the development plans for the acquired incomplete projects. Significant net cash inflows will commence with the launches of the products.

In order to expand Abbott's presence in the growing vascular market, Abbott acquired Guidant's vascular intervention and endovascular solutions businesses on April 21, 2006 for approximately $4.1 billion, in cash, in connection with Boston Scientific's acquisition of Guidant. In addition, Abbott will also pay to Boston Scientific $250 million each upon government approvals to market the *Xience V* drug-eluting stent in the U.S. and in Japan. Government approvals are anticipated in 2008 for the U.S. and in 2009 for Japan. Each $250 million payment will result in the recording of additional goodwill. The allocation of the purchase price resulted in a charge of $665 million for acquired in-process research and development, intangible assets of $1.2 billion, goodwill (primarily deductible) of $1.7 billion and tangible net assets of $580 million. Acquired intangible assets are being amortized over 4 to 15 years. Deductible acquired in-process research and development was charged to income in 2006. The net tangible assets acquired consist primarily of property and equipment of approximately $530 million, trade accounts receivable of approximately $250 million and inventories of approximately $120 million, net of assumed liabilities, primarily trade accounts payable, litigation reserves and other liabilities.

A substantial amount of the acquired in-process research and development charge relating to the Guidant acquisition related to drug eluting and bioabsorbable stents. The research efforts ranged from 35 percent to 85 percent complete at the date of acquisition. The valuation method used to fair value the projects was the Multi-period Excess Earnings Method (Income Approach) and the risk-adjusted discount rates used ranged from 16 percent to 25 percent. In developing assumptions for the valuation model, comparable Abbott products or products marketed by competitors were used to estimate pricing, margins and expense levels. As of December 31, 2007, the research efforts were primarily on schedule. The estimated projected costs to complete totaled approximately $390 million as of December 31, 2007, with anticipated product launch dates from 2008 through 2013. There have been no significant changes in the development plans for the acquired incomplete projects. Significant net cash inflows will commence within one to two years after product launch.

In order to facilitate Boston Scientific's acquisition of Guidant, Abbott also acquired 64.6 million shares of Boston Scientific common stock directly from Boston Scientific and loaned $900 million to a wholly-owned subsidiary of Boston Scientific. The common stock was valued at $1.3 billion and the note receivable was valued at $829 million at the acquisition date. In connection with the acquisition of the shares, Boston Scientific is entitled to certain after-tax gains upon Abbott's sale of the shares. In addition, Boston Scientific agreed to reimburse Abbott for certain borrowing costs on debt incurred to acquire the Boston Scientific shares. Abbott recorded a net derivative financial instruments liability of $59 million for the gain-sharing derivative financial instrument liability and the interest derivative financial instrument asset. The effect of recording the shares, the loan to Boston Scientific and the derivative financial instruments at fair value on the date of acquisition resulted in the recording of additional goodwill of approximately $204 million. Changes in the fair value of the derivative financial instruments, net are recorded in Other (income) expense, net.

In 2005, Abbott acquired the remaining interest in a small medical products company and a less than 50 percent equity interest in a small medical products company for $25 million. In 2005, Abbott also acquired additional rights related to *HUMIRA* for approximately $270 million, which are being amortized over 13 years.

Had the above acquisitions taken place on January 1 of the previous year, consolidated net sales and income would not have been significantly different from reported amounts.

Financial Condition

Cash Flow

Net cash from operating activities amounted to $5.2 billion, $5.3 billion and $5.0 billion in 2007, 2006 and 2005, respectively. Cash from operating activities in 2007 and 2006 compared to 2005 is higher due to higher net earnings adjusted for after-tax non-cash charges for acquired in-process research and development in 2006 and share-based compensation and higher contributions to retirement benefit plans in 2005 compared to 2007 and 2006; partially offset by higher income tax payments in 2006, including tax payments related to the 2005 remittances of foreign earnings under the American Jobs Creation Act. Abbott funds its domestic pension plans according to IRS funding limitations. In 2007 and 2006, $200 million was funded to the main domestic pension plan and in 2005, $641 million was funded to the main domestic pension plan. Abbott expects pension funding for its main domestic pension plan of $200 million annually. The increased contribution in 2005 was due, in part, to the investment of cash remitted under the American Jobs Creation Act of 2004. Abbott expects annual cash flow from operating activities to continue to exceed Abbott's capital expenditures and cash dividends.

Debt and Capital

At December 31, 2007, Abbott's long-term debt rating was AA by Standard & Poor's Corporation and A1 by Moody's Investors Service. Abbott has readily available financial resources, including unused lines of credit of $3.0 billion that support commercial paper borrowing arrangements. These lines of credit expire in 2012.

In October 2006, the board of directors authorized the purchase of $2.5 billion of Abbott's common shares from time to time and no shares were purchased under this authorization in 2006. In 2007, Abbott purchased approximately 19.0 million of its common shares at a cost of approximately $1.0 billion. In 2006 and 2005, Abbott purchased approximately 17.3 million and 30.0 million, respectively, of its common shares under prior authorizations at a cost of approximately $755 million and $1.3 billion, respectively.

Financial Review

Under a registration statement filed with the Securities and Exchange Commission in February 2006, Abbott issued $3.5 billion of long-term debt in 2007 that matures in 2012 through 2037 with interest rates ranging from 5.15 percent to 6.15 percent. Proceeds from this debt were used to pay down short-term borrowings that were incurred to partially fund the acquisition of Kos Pharmaceuticals Inc. Under the same registration statement, Abbott issued $4.0 billion of long-term debt in 2006 that matures in 2009 through 2016 with interest rates ranging from 5.375 percent to 5.875 percent. Proceeds from this debt were used to pay down domestic commercial paper borrowings that were incurred to partially fund the acquisition of Guidant's vascular intervention and endovascular solutions businesses. In addition, commercial paper borrowings were used to repay $1.9 billion of long-term debt in 2006. In 2005, Abbott borrowed $1.9 billion of long-term debt that was scheduled to mature in May 2008 with variable interest rates above LIBOR. In 2007 and 2006, $300 million and $1.6 billion, respectively, of this debt was paid prior to maturity.

Working Capital

Working capital was $4.9 billion at December 31, 2007 and $4.0 billion at December 31, 2005. At December 31, 2006, current liabilities exceeded current assets by approximately $669 million as a result of increased short-term borrowings used to acquire Kos Pharmaceuticals Inc. in December 2006.

Capital Expenditures

Capital expenditures of $1.7 billion in 2007, $1.3 billion in 2006 and $1.2 billion in 2005 were principally for upgrading and expanding manufacturing, research and development, investments in information technology and administrative support facilities in all segments, and for laboratory instruments placed with customers.

Contractual Obligations

The following table summarizes Abbott's estimated contractual obligations as of December 31, 2007:

(dollars in millions)	Payment Due By Period				
	Total	2008	2009-2010	2011-2012	2013 and Thereafter
Long-term debt, including current maturities and future interest payments	$14,831	$1,365	$2,052	$3,722	$7,692
Operating lease obligations	434	87	131	87	129
Capitalized auto lease obligations	78	26	52	—	—
Purchase commitments (a)	3,551	3,194	283	67	7
Other long-term liabilities reflected on the consolidated balance sheet—					
Benefit plan obligations	2,192	—	325	362	1,505
Other	1,100	—	742	115	243
Total	$22,186	$4,672	$3,585	$4,353	$9,576

(a) Purchase commitments are for purchases made in the normal course of business to meet operational and capital expenditure requirements.

Contingent Obligations

Abbott has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which has resulted in Abbott becoming secondarily liable for obligations that Abbott was previously primarily liable. Since Abbott no longer maintains a business relationship with the other parties, Abbott is unable to develop an estimate of the maximum potential amount of future payments, if any, under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. In addition, Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events. In connection with the acquisition of Guidant's vascular intervention and endovascular solutions businesses, Abbott will pay to Boston Scientific $250 million each upon government approvals to market the *Xience V* drug-eluting stent in the U.S. and in Japan. Government approvals are anticipated in 2008 for the U.S. and in 2009 for Japan. In addition, Abbott has retained liabilities for taxes on income prior to the spin-off of Hospira and certain potential liabilities, if any, related to alleged improper pricing practices in connection with federal, state and private reimbursement for certain drugs.

Recently Issued Accounting Standards

In December 2007, the FASB issued two standards: SFAS No. 141 (revised 2007) "Business Combinations" and SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51." Abbott will adopt these standards on January 1, 2009. Statement No. 141 (revised 2007) will impact Abbott primarily in five areas: acquired in-process research and development will be accounted for as an indefinite lived intangible asset until approval or discontinuation rather than as expense; acquisition costs will be expensed rather than added to the cost of an acquisition; restructuring costs in connection with an acquisition will be expensed rather than added to the cost of an acquisition; the fair value of contingent consideration at the date of an acquisition will be included in the cost of an acquisition; and the fair value of contingent liabilities that are more likely than not of occurrence will be recorded at the date of an acquisition. The effect of these changes will be applicable to acquisitions on or after January 1, 2009. Adoption of Statement No. 160 will not have a material effect on Abbott.

Financial Review

Legislative Issues

In August 2006, the President of the United States signed the Pension Protection Act of 2006. Among other things, the Act establishes new minimum funding requirements for plan years beginning in 2008. Abbott does not expect this Act to significantly impact future fundings of its domestic defined benefit pension plans.

Abbott's primary markets are highly competitive and subject to substantial government regulation throughout the world. Abbott expects debate to continue over the availability, method of delivery, and payment for health care products and services. Abbott believes that if legislation is enacted, it could have the effect of reducing access to health care products and services, or reducing prices or the rate of price increases for health care products and services. It is not possible to predict the extent to which Abbott or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, and Item 1A, Risk Factors on Form 10-K.

Private Securities Litigation Reform Act of 1995 — A Caution Concerning Forward-Looking Statements

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Abbott cautions investors that any forward-looking statements or projections made by Abbott, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in 1A, Risk Factors, to the Annual Report on Form 10-K.

Summary of Selected Financial Data

(dollars in millions, except per share data)

Year Ended December 31	2007	2006	2005	2004	2003	2002	2001
Summary of Operations:							
Net sales	$25,914.2	22,476.3	22,337.8	19,680.0	17,280.3	15,279.5	13,918.5
Cost of products sold	$11,422.0	9,815.1	10,641.1	8,884.2	7,774.2	6,820.5	6,107.1
Research and development (a)	$ 2,505.6	2,255.3	1,821.2	1,696.8	1,623.8	1,474.5	1,491.8
Selling, general and administrative	$ 7,408.0	6,349.7	5,496.1	4,921.8	4,808.1	3,724.9	3,491.0
Operating earnings	$ 4,578.5	2,042.2	4,362.3	3,898.3	2,974.0	3,151.9	1,498.2
Interest expense	$ 593.1	416.2	241.4	200.2	188.3	238.9	307.3
Interest income	$ (136.8)	(123.8)	(87.7)	(51.1)	(41.9)	(33.5)	(71.4)
Other (income), net	$ (347.5)	(526.5)	(411.3)	(376.4)	(559.5)	(374.4)	(231.3)
Earnings from continuing operations before taxes	$ 4,469.6	2,276.4	4,619.9	4,125.6	3,387.2	3,321.0	1,493.6
Taxes on earnings from continuing operations	$ 863.3	559.6	1,247.9	949.8	882.4	774.0	215.9
Earnings from continuing operations	$ 3,606.3	1,716.8	3,372.1	3,175.8	2,504.7	2,547.0	1,277.7
Basic earnings per share from continuing operations	$ 2.34	1.12	2.17	2.03	1.60	1.63	0.82
Diluted earnings per share from continuing operations	$ 2.31	1.12	2.16	2.02	1.59	1.62	0.82
Financial Position:							
Working capital	$ 4,939.5	(669.3)	3,970.5	3,908.8	2,650.9	2,119.6	492.4
Long-term investments	$ 1,125.3	1,229.9	134.0	145.8	406.4	250.8	647.2
Net property and equipment	$ 7,518.1	6,946.4	6,003.1	6,007.9	6,281.8	5,828.1	5,551.5
Total assets	$39,713.9	36,178.2	29,141.2	28,767.5	26,039.3	23,592.7	22,755.5
Long-term debt	$ 9,487.8	7,009.7	4,571.5	4,787.9	3,452.3	4,274.0	4,335.5
Shareholders' investment	$17,778.5	14,054.2	14,415.3	14,325.8	13,072.3	10,664.6	9,059.4
Return on shareholders' investment from continuing operations	% 22.7	12.1	23.5	23.8	22.6	28.0	15.9
Book value per share	$ 11.47	9.14	9.37	9.18	8.36	6.82	5.83
Other Statistics:							
Gross profit margin	% 55.9	56.3	52.4	54.9	55.0	55.4	56.1
Research and development to net sales	% 9.7	10.0	8.2	8.6	9.4	9.7	10.7
Net cash from operating activities of continuing operations	$ 5,183.8	5,262.1	5,047.4	4,306.0	3,385.2	3,653.5	3,083.7
Capital expenditures	$ 1,656.2	1,337.8	1,207.5	1,291.6	1,050.1	1,105.4	963.6
Cash dividends declared per common share	$ 1.30	1.18	1.10	1.04	0.98	0.94	0.84
Common shares outstanding (in thousands)	1,549,910	1,537,243	1,539,235	1,560,024	1,564,518	1,563,068	1,554,530
Number of common shareholders	73,176	77,727	82,237	88,582	91,212	94,687	97,760
Number of employees	68,697	66,663	59,735	60,617	58,181	57,819	56,426
Sales per employee (in dollars)	$ 377,225	337,163	373,948	324,662	297,010	264,265	246,668
Market price per share – high	$ 59.50	49.87	50.00	47.63	47.15	58.00	57.17
Market price per share – low	$ 48.75	39.18	37.50	38.26	33.75	29.80	42.00
Market price per share – close	$ 56.15	48.71	39.43	46.65	46.60	40.00	55.75

(a) In 2006, 2005, 2004, 2003, 2002 and 2001 Abbott also recorded pretax charges of $2,014, $17, $279, $100, $108 and $1,330, respectively, for acquired in-process research and development related to business acquisitions.

Directors and Corporate Officers

Directors

Roxanne S. Austin
President, Austin Investment Advisors
Newport Coast, Calif.

William M. Daley
Head of the Office of Corporate Social Responsibility and Chairman of the Midwest, JPMorgan Chase & Co.
Chicago, Ill.

W. James Farrell
Retired Chairman and Chief Executive Officer, Illinois Tool Works, Inc.
Glenview, Ill.

H. Laurance Fuller
Retired Co-Chairman of the Board, BP Amoco, p.l.c.
London, United Kingdom

William A. Osborn
Chairman and former Chief Executive Officer, Northern Trust Corporation and its principal subsidiary, The Northern Trust Co.
Chicago, Ill.

The Rt. Hon. Lord Owen CH
Chairman of Europe Steel, p.l.c.
London, United Kingdom

Boone Powell, Jr.
Retired Chairman, Baylor Health Care System
Dallas, Texas

W. Ann Reynolds, Ph.D.
Former President, The University of Alabama at Birmingham
Birmingham, Ala.

Roy S. Roberts
Managing Director, Reliant Equity Investors
Chicago, Ill.

Samuel C. Scott III
Chairman, President and Chief Executive Officer, Corn Products International Inc.
Westchester, Ill.

William D. Smithburg
Retired Chairman, President and Chief Executive Officer, The Quaker Oats Co.
Chicago, Ill.

Glenn F. Tilton
Chairman, President and Chief Executive Officer, UAL Corporation and United Air Lines, Inc., a wholly owned subsidiary of UAL Corporation
Chicago, Ill.

Miles D. White
Chairman of the Board and Chief Executive Officer, Abbott

Senior Management

Miles D. White*
Chairman of the Board and Chief Executive Officer

Thomas C. Freyman*
Executive Vice President, Finance and Chief Financial Officer

Richard W. Ashley*
Executive Vice President, Corporate Development

John M. Capek, Ph.D.*
Executive Vice President, Medical Devices

Holger A. Liepmann*
Executive Vice President, Nutritional Products

Edward L. Michael*
Executive Vice President, Diagnostics Products

Laura J. Schumacher*
Executive Vice President, General Counsel and Secretary

James L. Tyree*
Executive Vice President, Pharmaceutical Products

Olivier Bohuon*
Senior Vice President, International Pharmaceuticals

Thomas F. Chen*
Senior Vice President, International Nutrition

Edward J. Fiorentino
Senior Vice President, Abbott and Executive Vice President, TAP

Stephen R. Fussell*
Senior Vice President, Human Resources

Robert B. Hance*
Senior Vice President, Diabetes Care

John C. Landgraf*
Senior Vice President, Pharmaceuticals, Manufacturing and Supply

John M. Leonard, M.D.*
Senior Vice President, Pharmaceuticals, Research and Development

Donald V. Patton, Jr.*
Senior Vice President, U.S. Nutrition

Mary T. Szela*
Senior Vice President, U.S. Pharmaceuticals

Corporate Vice Presidents

Carlos Alban
Vice President, Pharmaceuticals, Western Europe and Canada

Greg E. Arnsdorff
Vice President, Point of Care Diagnostics

Alejandro A. Aruffo
Vice President, Pharmaceuticals Development

Catherine V. Babington
Vice President, Public Affairs

Michael G. Beatrice, Ph.D.
Vice President, Corporate Regulatory and Quality Science

Charles M. Brock
Vice President, Chief Ethics and Compliance Officer

William J. Chase
Vice President, Treasurer

Jaime Contreras
Vice President, International Diagnostics

Thomas J. Dee
Vice President, Controller, International Pharmaceuticals

Charles D. Foltz
Vice President, Vascular Solutions

Robert E. Funck
Vice President, Internal Audit

Honey Lynn Goldberg
Vice President, Associate General Counsel, Corporate Transactions

Cecilia L. Kimberlin
Vice President, Quality, Medical Products

Zahir A. Lavji
Vice President, Diabetes Care, Commercial Operations

Elaine R. Leavenworth
Vice President, Government Affairs

Steven J. Lichter
Vice President, Pharmaceuticals, Manufacturing

Greg W. Linder*
Vice President, Controller

Heather L. Mason
Vice President, Pharmaceuticals, Latin America

P. Loreen Mershimer
Vice President, Integrated Healthcare Policy

Sean E. Murphy
Vice President, Licensing/New Business Development

Daniel W. Norbeck, Ph.D.
Vice President, Pharmaceuticals Discovery

D. Stafford O'Kelly
Vice President, Molecular Diagnostics

AJ J. Shoultz
Vice President, Taxes

Preston T. Simons
Vice President, Information Technology

R. Nicholas Spaulding
Vice President, Vascular, Commercial Operations

Eugene Sun, M.D.
Vice President, Pharmaceuticals Clinical Development

John B. Thomas
Vice President, Investor Relations

Michael J. Warmuth
Vice President, Hematology Diagnostics

Glenn S. Warner
Vice President, Pharmaceuticals, Japan

David E. Wheadon, M.D.
Vice President, Pharmaceuticals Regulatory Affairs

Susan M. Widner
Vice President, Corporate Marketing

**Denotes executive officers*

Shareholder and Corporate Information

Stock Listing

The ticker symbol for Abbott's common stock is ABT. It is listed on the New York, Chicago, London and Swiss exchanges. It is traded on the Boston, Philadelphia and National Stock Exchanges, as well as on the NYSE Arca and NASDAQ iM markets.

Quarterly Dividend Dates

Dividends are expected to be declared and paid on the following schedule in 2008, pending approval by the board of directors:

Quarter	Declared	Record	Paid
First	2/15	4/15	5/15
Second	6/6	7/15	8/15
Third	9/12	10/15	11/15
Fourth	12/12	1/15/09	2/15/09

Tax Information for Shareholders

Abbott is an Illinois High Impact Business and is located in a U.S. federal Foreign Trade Sub-Zone (Sub-Zone 22F). Dividends may be eligible for a subtraction from base income for Illinois income tax purposes.

If you have any questions, please contact your tax advisor.

Dividend Reinvestment Plan

The Abbott Dividend Reinvestment Plan offers registered shareholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent, call Abbott's Investor Newsline or write Abbott Shareholder Services.

Dividend Direct Deposit

Shareholders may have quarterly dividends deposited directly into a checking or savings account at any financial institution that participates in the Automated Clearing House system. For more information, please contact the transfer agent, call the Investor Newsline or write Abbott Shareholder Services.

Annual Meeting

The annual meeting of shareholders will be held at 9 a.m. on Friday, April 25, 2008, at Abbott's corporate headquarters. Questions regarding the annual meeting may be directed to the Corporate Secretary.

A copy of Abbott's 2007 Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available on the Abbott Web site at www.abbott.com or by contacting the Investor Newsline.

CEO and CFO Certifications

In 2007, Abbott's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Abbott's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Abbott's CEO and chief financial officer filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Abbott's public disclosures in its fiscal 2007 reports.

Investor Newsline

(847) 937-7300

Investor Relations

Dept. 362, AP6D2

Shareholder Services

Dept. 312, AP6D2

Corporate Secretary

Dept. 364, AP6D2

Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 U.S.A.
(847) 937-6100

Web Site

www.abbott.com

Global Citizenship Report

Visit www.abbott.com/citizenship to read Abbott's current global citizenship report.

Transfer Agent and Registrar

Computershare
P.O. Box 43078
Providence, RI 02940-3078
(888) 332-2268
www.computershare.com

Shareholder Information

Shareholders with questions about their accounts may contact the transfer agent, call the Investor Newsline or write Abbott Shareholder Services.

Individuals who would like to receive additional information or have questions regarding Abbott's business activities may call the Investor Newsline, write Abbott Investor Relations or visit Abbott's Web site.

Some statements in this annual report may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, "Risk Factors," in our Securities and Exchange Commission 2007 Form 10-K and are incorporated by reference. We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

Abbott
100 Abbott Park Road, Abbott Park, IL 60064-6400 U.S.A.
(847) 937-6100 www.abbott.com

END

Abbott
A Promise for Life